Form 20-F
period 2002-03-31
DATAWAVE SYSTEMS INC
filed 2002-07-30
CIK 1000157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2002

Commission file number 0-25786
DATAWAVE SYSTEMS INC. (Exact name of Registrant as specified in its charter)
YUKON, CANADA (Jurisdiction of incorporation or organization)
101 WEST 5TH AVENUE, VANCOUVER, BRITISH COLUMBIA V5Y 4A5 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each Class None Name of each exchange on which registered n/a
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital of common stock as of:
March 31, 2002: 43,889,334 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X] Item 18 [ ]

DATAWAVE SYSTEMS INC.

FORM 20-F

NOTE REGARDING FORWARD LOOKING STATEMENTS

Much of the information included in this Annual Report includes or is based upon estimates projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by DataWave Systems Inc. ("DataWave" or the "Company") and its management in connection with its business operations. Such forward-looking statements are based on the beliefs of DataWave. When used in this Annual Report, the words "anticipate," "believe," "estimate," "expect," "intends" and similar expressions, as they relate to the Company, are intended to identify forward-looking statements, which include statements relating to, among other things, the ability of the Company to continue to successfully compete in the telecommunications market. While these forward looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company's current information and judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimate, projections or other "forward looking statements" involve various risks and uncertainties as outlined in Part I, Item 3.D. Risk Factors. The Company cautions the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements".

Glossary

The following is a glossary of certain terms that appear in this Annual Report.

"$" or "dollars" means United States dollars unless otherwise indicated.

Activation Device - Magnetic swipe device used to read the magnetic strip on a phone card.

"DataWave System" means the proprietary, automated direct merchandizing network managed by the Company and described under "Business Overview".

DTM - The Company's DataWave Merchandiser is an electronic merchandiser that dispenses phone cards.

Electronic Merchandiser - An electronic merchandiser is an intelligent vending machine that integrates and uses radio and/or telephone communications technology.

OTC - The Company's Over-The-Counter hand-held activation device that activates phone cards in retail environments.

PEM - The Company's Photographic Electronic Merchandiser was an electronic merchandiser that dispensed film and single use cameras.

Phone cards - prepaid telephone cards used for making local or long distance calls where the value (cost) of the calls to be made is prepaid by the customer.

Telephone or Telecommunications Switch - A host computer having a database for each phone card number authorized and activated by a DTM or OTC terminal, including an initial call authorization amount and a call processor running on the host computer responsive to entry of the phone card number, enabling the customer to access the telephone network using the telephone and the host monitoring the level of call activity associated with each phone card number.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table sets forth certain selected consolidated financial information with respect to DataWave for the five most recent fiscal years ended March 31. This selected financial information should be read in conjunction with the audited financial statements of the Company (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). The results below are presented in accordance with Canadian GAAP, the application of which conforms in all material respects for the periods presented with accounting principles generally accepted in the United States ("U.S. GAAP") except as explained in Note 14 to the consolidated financial statements.

CANADIAN GAAP All figures in U.S.$:	2002	2001	2000	1999	1998
Working capital (deficiency):	$(220,000)	$1,427,000	$1,857,000	$(7,518,000)	$(621,000)
Revenues:	$13,291,000	$6,819,000	$6,958,000	$6,138,000	$6,390,000
Cost of revenues:	$8,299,000	$3,959,000	$4,087,000	$4,377,000	$2,938,000
Selling & marketing:	$1,050,000	$352,000	$509,000	$655,000	$545,000
General & administration:	$1,922,000	$1,640,000	$1,571,000	$2,306,000	$1,409,000
Depreciation & amortization:	$456,000	$561,000	$719,000	$1,129,000	$903,000
Unusual items:	Nil	nil	$(2,566,000)	$1,943,000	nil
Earnings (loss) from operations:	$559,000	$(757,000)	$478,000	$(3,518,000)	$397,000
Net earnings (loss) from continuing operations:	$591,000	$(633,000)	$2,856,000	$(6,276,000)	$36,000
(Loss) from discontinued operations:	Nil	nil	nil	$(1,753,000)	nil
Net earnings (loss):	$591,000	$(633,000)	$2,856,000	$(8,029,000)	$36,000
Earnings (loss) from continuing operations per share:	$0.013	$(0.014)	$0.08	$(0.23)	$0.00
Basic and diluted net earnings (loss) per share:	$0.013	$(0.014)	$0.08	$(0.30)	$0.00
Total assets:	$7,299,000	$4,650,000	$5,201,000	$3,700,000	$5,063,000
Machinery & equipment:	$968,000	$968,000	$1,165,000	$1,781,000	$2,018,000
Long term debt: (1)	Nil	nil	nil	nil	$1,021,000
Total liabilities:	$4,312,000	$2,255,000	$2,179,000	$9,163,000	$3,480,000
Share capital:	$15,007,000	$15,005,000	$14,998,000	$9,937,000	$9,258,000
Share purchase warrants:	Nil	$418,000	$418,000	$368,000	$63,000
Number of shares:	43,889,334	43,879,334	43,825,334	26,917,124	26,438,162
Dividends declared per share:	nil	nil	nil	nil	nil
Accumulated deficit:	$(12,953,000)	$(13,544,000)	$(12,911,000)	$(15,767,000)	$(7,738,000)

(1) Excludes the current portion of long term debt.

Selected Financial Data - U.S. GAAP Reconciliation

The following table presents selected financial data illustrating the effect on the Company's consolidated financial statements if U.S. GAAP had been followed:
U.S. GAAP all figures in U.S.$	2002	2001	2000	1999	1998
Net Earnings (loss) for the Year	$585,000	$(694,000)	$1,108,000	$(8,045,000)	$65,000
Weighted Average Number of common shares	43,879,000	43,841,000	31,639,000	23,754,000	20,457,000
Basic Earnings (loss) per share	$0.014	$(0.016)	$0.035	$(0.339)	$0.003
Shareholders' Equity (Deficiency)	$2,964,000	$2,395,000	$3,029,000	$(5,900,000)	$1,614,000
Total Assets	$7,276,000	$4,650,000	$5,208,000	$3,716,000	$5,094,000

For comprehensive details on the differences between Canadian GAAP and U.S. GAAP in connection with the Company's consolidated financial statements, see Note 14 to the Company's consolidated audited financial statements for the year ended March 31, 2002.

CURRENCY CONVERSION

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 30, 2002, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.5187. For the past five most recent fiscal years ended March 31 and for the six month period between September 30, 2001 and March 31, 2002, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):
Year/ Month End	Average	Low-High	Year End/Period End
March 31, 1998	$1.4032	Low $1.3667, High $1.4637	$1.4180
March 31, 1999	$1.5047	Low $1.4185, High $1.5770	$1.5092
March 31, 2000	$1.4720	Low $1.4379, High $1.5135	$1.4538
March 31, 2001	$1.5041	Low $1.4515, High $1.5784	$1.5784
March 31, 2002	$1.5655	Low $1.5099, High $1.6132	$1.5935
September 30, 2001	$1.5677	Low $1.5528, High $1.5793	$1.5790
October 31, 2001	$1.5712	Low $1.5579, High $1.5867	$1.5867
November 30, 2001	$1.5924	Low $1.5718, High $1.6021	$1.5718
December 31, 2001	$1.5775	Low $1.5633, High $1.5956	$1.5926

January 31, 2002	$1.6003	Low $1.5904, High $1.6125	$1.5923
February 28, 2002	$1.5958	Low $1.5907, High $1.6047	$1.6047
March 31, 2002	$1.5870	Low $1.5767, High $1.5994	$1.5935

The Company has not paid dividends on the common stock in the past and does not anticipate paying dividends in the near future. The Company expects to retain its earnings to finance the further growth of the Company. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All shares of the common stock of the Company are entitled to an equal share in any dividends declared and paid.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the offer and use of proceeds

Not Applicable.

D. Risk Factors

Much of the information included in this Annual Report includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by the Company and its management in connection with its business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outline below. The Company cautions the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements".

The common shares of the Company are considered speculative during the period of time that the company is seeking to identify a new business opportunity. Prospective investors should consider carefully the risk factors set out below.

Limited Operating History; History of Losses

The Company began offering merchandising services in 1994 and first offered prepaid phone card services in 1996. Accordingly, the Company has a limited operating history upon which investors may base an evaluation of the Company's performance. As a result of operating expenses and development expenditures, the Company has incurred an accumulated deficit of $12,953,340 as at March 31, 2002. The Company expects that its operating expenses will increase with the expansion of its installed base of DTMs and OTCs and with increasing marketing and development of its prepaid products and services. There can be no assurance that the Company's revenues will increase sufficiently to support the Company's anticipated expenditures or that the Company will be able to achieve sustainable profitability.

Dependence on AT&T

In the United States, the Company relies primarily on its relationship with AT&T for prepaid long distance telephone service, as well as for joint marketing of the AT&T Prepaid Card and the DataWave System. A significant portion of the prepaid phone cards sold in the United States by the Company are AT&T Prepaid Cards, and the Company utilizes the AT&T brand name as the primary identity on most of its DTMs. Because the Company's relationship with AT&T commenced in January 1998, there is limited history on which to evaluate the current and future success of the relationship. During fiscal 2002, approximately 60% of the Company's revenues arose from AT&T-related business. The Company obtains long distance telephone time from AT&T pursuant to an agreement which was renewed March 6, 2001. The Company is no longer required to purchase a minimum of long distance telephone time per year. However, the failure to continue to meet AT&T's purchase expectations may adversely affect the Company's relationship with AT&T and could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company believes it will meet its minimum purchase expectations for this contract year, there can be no assurance to that effect. The current agreement for marketing and long distance time with AT&T expires September 2003 unless terminated earlier by either party for breach of such agreement. If the Company were to terminate such agreements prior to that time, it would be obligated to pay a termination fee. In addition, if either the Company or AT&T terminated the existing agreements, the Company would be required to obtain long distance service from other long distance carriers and would be required to cease using the AT&T name on its phone cards. The Company considers that the AT&T brand is significant for sales of its phone cards. The agreements with AT&T are non-exclusive and AT&T has entered into agreements with other distributors of prepaid phone cards. The Company expects to place many of its DTMs and OTCs pursuant to subcontracting and similar arrangements with AT&T or with existing and future AT&T customers. If the contracts between AT&T and such customers or AT&T and the Company are terminated or in the event AT&T elects not to retain the Company as a provider of prepaid services, there could be a substantial decrease in DTM and OTC placements. In addition, the Company has focused its marketing and strategic development activities on the AT&T relationship and promoting the AT&T Prepaid Card, including joint marketing efforts with certain AT&T sales personnel to promote the DataWave System. The termination of the AT&T relationship would have a material adverse effect on the Company's business, financial condition and results of operations.

Risk of Termination of Carrier Arrangements; Dependence on Telecommunications Providers

The Company does not own a transmission network in the United States and, accordingly, depends on interexchange carriers, local exchange carriers and long distance carriers for transmission of local and long distance calls made using its prepaid phone cards and its pay phones. The Company's agreements with its carriers are generally short-term (e.g., two year) contracts subject to termination by either party. In the past, agreements between the Company and its carriers have been terminated. In October 1997, an agreement with Frontier Communications International Inc. ("Frontier") was terminated when Frontier sold its prepaid phone card business to a competitor of DataWave. In December 1997, an agreement between the Company and MCI Telecommunications Corporation ("MCI") was terminated, although the Company continues to provide distribution of MCI-branded prepaid phone cards. The Company did not experience any interruption of service due to these terminations; however, there can be no assurance that the Company will not experience such an interruption if its current or future carrier arrangements are terminated. The Company's ability to maintain and expand its business depends, in part, upon its ability to continue to obtain services at favorable rates and terms from its current or alternate carriers. In addition, regulatory changes, competitive pressures and changes in access charges may adversely affect the charges imposed upon the Company by telecommunications providers, some of which may be applied retroactively. No assurance can be given that the Company will continue to be able to obtain origination, transport or termination services at favorable rates and terms. The failure to obtain such services, an interruption of service, material increases in the prices at which the Company obtains such services or the imposition of any retroactive charges could have an adverse effect on the Company's business, financial condition and results of operations.

Risk of Customer Defection

The Company generates over 90% of its revenues in Canadian from seven key customers. Loss of one or more of these customers would have a material adverse effect on the Company's business, financial condition and results of operations.

Variability of Quarterly Operating Results; Seasonality

The Company's revenues and operating results are subject to significant variation from quarter to quarter due to a number of factors, including: variations in sales generated from each DTM, OTC and retail location; additions or reductions in the number of DTMs, OTCs and retail locations; competitive pricing pressure; limitations on pricing imposed by long distance tariffs; changes in the telephone rates paid by the Company to its telephone carriers; changes in operating expenses; the timing of the introduction of new products and services; the mix of products and services sold and the mix of channels through which they are sold; changes in legislation and regulations which affect the competitive environment for the Company's products and services; and other competitive conditions and economic conditions in the markets served by the Company. The Company believes that sales of prepaid phone cards are seasonal, as many consumers purchase the cards while travelling during the peak travel months of July, August and September. Sales decrease during spring and fall and are lowest in the winter. A significant proportion of the Company's operating expenses are fixed in advance for a quarter and therefore, if the Company's sales are below expectations in a particular quarter, this could have a material adverse effect on the Company's financial condition and results of operations. The Company believes that period-to-period statements of its operating results are not necessarily meaningful, should not be relied upon as indications of future performance and may result in volatility in the price of its common shares. Due to the foregoing factors, among others, the Company's operating results may from time to time be below the expectations of analysts and investors.

Risk of Termination of Site Contracts

The contracts pursuant to which the Company places DTMs and OTCs in site locations are generally short-term and easily terminable by either party. There can be no assurance that contracts to place DTMs and OTCs will not be terminated at any time. A significant portion of the Company's site contracts involve a single DTM or OTC. However, the Company has also entered into several contracts providing for multiple DTM or OTC placements which are also generally short-term and easily terminable by either party. In addition, the Company also has placed multiple DTMs in anticipation of entering into contracts, while certain other DTMs are being operated under expired contracts. The Company anticipates that in the future more DTMs and OTCs will be placed pursuant to single contracts with large clients such as hotel chains or pursuant to subcontracting arrangements. The termination of a contract or other arrangement with a provider of multiple sites would significantly reduce the installed base of DTMs and OTCs and limit access to prime site locations in the future. Such a termination could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's relationship with AT&T may preclude the Company from contracting with potential large corporations which have contracted with other long distance service providers.

Substantial Competition

The prepaid phone card market is highly competitive and is served by numerous international, national and local firms. In the United States, the Company competes with major long-distance providers, including but not limited to WorldCom, MCI and Sprint, as well as with other prepaid phone card distributors, including but not limited to IDT Corporation, Pacific Gateway Exchange, Inc., RSL Communications, SmarTalk Teleservices Inc., Star Telecommunications, Inc. and Telegroup, Inc. The Company also competes with AT&T in certain locations where AT&T offers prepaid phone cards directly or through other distributors. In addition, as the use of cellular phones and phone charge cards increases, the Company faces increased competition from providers of these products. Many of these competitors have significantly greater financial, technical and marketing resources, and much larger distribution networks, and generate greater revenues and have greater name recognition than the Company. These competitors may be able to institute and sustain price wars, or imitate the features of the Company's DataWave System products, resulting in a reduction of the Company's share of the market and reduced price levels and profit margins. In addition, there are relatively low barriers to entry into the prepaid phone card market, and the Company has faced, and expects to continue to face, additional competition from new entrants. In the United States, the Company also competes with prepaid phone card distributors which own and operate switch and transmission platforms. Such distributors may provide long distance services at lower cost than the Company, and offer additional bundled features not available from the Company's long-distance provider such as voicemail and facsimile services. The barriers to entry into the independent pay phone provider market are also low and there is substantial competition in this market from both other independent pay phone providers and from the large telecommunication carriers who dominate the pay phone market. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the reliability of competitors' products and services, the ability of competitors to hire, retain and motivate qualified personnel, the price at which competitors offer comparable services and the extent of competitors' responsiveness to customer needs. There can be no assurance that the Company will be able to compete effectively on pricing or other requirements with current and future competitors or that competitive pressures will not materially adversely affect the Company's business, financial condition and results of operations.

In Canada, the Company competes with long-distance providers, as with other prepaid phone card distributors, including but not limited to TCI and Phone Time. In addition, as the use of cellular phones and phone charge cards increases, the Company faces increased competition from providers of these products. Many of these competitors have significantly greater financial, technical and marketing resources, and much larger distribution networks, and generate greater revenues and have greater name recognition than the Company. These competitors may be able to institute and sustain price wars resulting in a reduction of the Company's share of the market and reduced price levels and profit margins. In addition, there are relatively low barriers to entry into the prepaid phone card market, and the Company has faced, and expects to continue to face, additional competition from new entrants. The Company believes that its ability to compete in Canada also depends in part on a number of competitive factors outside its control, including the reliability of competitors' products and services, the ability of competitors to hire, retain and motivate qualified personnel, the price at which competitors offer comparable services and the extent of competitors' responsiveness to customer needs. There can be no assurance that the Company will be able to compete effectively in Canada on pricing or other requirements with current and future competitors or that competitive pressures will not materially adversely affect the Company's business, financial condition and results of operations.

Business Interruptions and Dependence on Limited Facilities

The Company's primary operations, including engineering, assembly, information systems (including the server and databases for the DataWave System), customer service and general administration, are housed in a single facility in Vancouver, British Columbia (the "Vancouver Facility"). Any disruption in the Company's operations at the Vancouver Facility due to fire, natural disaster or otherwise, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's operations are also dependent on the integrity of the DataWave System. In the event that the DataWave System (including the wireless and landline networks of other parties used by the DataWave System) experiences substantial down time due to power loss, technical failure, unauthorized intrusion or other interruptions, the Company's business and operations could be materially adversely affected. The Company has implemented procedures to reduce business interruptions due to network failure such as redundancy for most components susceptible to failure, multiple on-site and off-site storage of mission-

critical data, and has a backup network system at its New Jersey offices. However, there can be no assurance that the procedures the Company has implemented to reduce business interruptions will be effective.

Ability to Manage Growth; Need to Attract and Retain Professional Staff; Reliance on Independent Services

The Company's growth has placed, and is expected to continue to place, significant demands on all aspects of the Company's business including its management, financial, technical and administrative personnel and systems. The Company's future operating results will depend upon its ability to manage growth, including improving and implementing new systems and attracting, retaining, training, managing and motivating skilled employees, particularly managers and other senior technical personnel. There can be no assurance that a sufficient number of skilled employees will continue to be available to the Company or that the Company will be successful in training, retaining and motivating current or future employees or that such employees will achieve expected levels of performance. In addition, as the Company increases its service offerings and expands its target markets, there will be additional demands on its sales and marketing resources. The Company also relies on outside contractors to install and maintain its DTMs. The inability of the Company to find and contract with sufficiently experienced contractors could have a material adverse effect on the Company's operations, including decreased DTM placements and increased machine servicing costs.

Risks Associated with Acquisitions

Since May 1997, the Company has completed five acquisitions. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks associated with entering markets or conducting operations with which the Company has no or limited direct prior experience, risks of undisclosed liabilities and the potential loss of key employees of the acquired company. Moreover, there can be no assurance that the anticipated benefits of an acquisition will be realized. There can be no assurance that the Company will be effective in identifying and effecting attractive acquisitions or assimilating acquisitions. Certain of the Company's acquisitions to date have resulted in, and future acquisitions by the Company could also result in, potentially dilutive issuances of equity securities, the incurrence of debt and unknown liabilities and amortization expenses related to goodwill and other intangible assets, all of which could materially adversely affect the Company's business, financial condition and results of operations.

Dependence on a Single Product; Rapid Technological Change

Currently the Company derives substantially all of its revenues from prepaid phone cards. The prepaid products and services industry is characterized by rapid technological change, new products and services, new sales channels, evolving industry standards and changing client preferences. The Company's success will depend, in significant part, upon its ability to make timely and cost-effective enhancements and additions to its technology and to introduce new products and services that meet customer demands. The Company expects new products and services to be developed and introduced by other companies that compete with its products and services. The proliferation of new telecommunications technology, including personal and voice communication services over the Internet, may reduce demand for long distance services, including prepaid phone cards. There can be no assurance that the Company will be successful in responding to these or other technological changes, to evolving industry standards or to new products and services offered by the Company's current and future competitors. In addition, the Company may not have access to sufficient capital for its research and development needs in order to develop new products and services.

Disruption in Manufacturing Supplies; Inability to Manufacture Sufficient DTMs

Production of DTMs consists of the assembly and testing by the Company of a high volume of quality components manufactured by third parties. The Company is dependent on a limited number of suppliers for certain of its key components, such as radio modems. The Company purchases component parts on a purchase order basis and has no supply commitments from any of its suppliers. The Company's reliance on certain vendors, as well as industry supply conditions generally, subject it to various risks, including the possibility of a shortage or a lack of availability of key components, quality control problems, increases in component costs and reduced control over delivery schedules, any of which could adversely affect the Company's manufacturing and assembly process and thus its business and results of operations. In situations where the Company is unable to rectify supply or quality problems associated with one or more components from particular vendors, redesign of the Company's products may be required and costly delays could result. Although the Company believes that its current manufacturing capabilities will be able to produce sufficient DTMs through fiscal 2002, there can be no assurance that the process will be adequate for unanticipated future growth. The Company expects that it may be required to expand its manufacturing capabilities or outsource such capabilities during or after fiscal 2003.

Dependence on Key Personnel

The Company believes that its continued success will depend in large part upon the efforts and abilities of a number of key employees. In July 1999, the Company made management changes to promote employees, including the appointment of Josh Emanuel as President and Chief Executive Officer. The loss of the services of Mr. Emanuel or any one or more of the Company's other key personnel could have a material adverse effect on the Company's business.

Limited Protection of Proprietary Rights; Infringement of Other Parties' Proprietary Rights

Although the Company has not obtained patent protection for any of its products, the Company has sought to protect its proprietary technology through a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other forms of intellectual property protection. The Company has filed patent applications with the United States Patent and Trademark Office ("PTO") and has patents pending for the credit extension process using a prepaid card, multiple service provider prepaid wireless service card, method and system for issuing token based on two or more currencies, multiple denomination currency receiving and prepaid card dispensing apparatus, and prepaid broadband internet and software service method and apparatus. Previously, the Company filed two patent applications with the PTO, including one for the DTM and its method of operation, which were denied because the PTO found previously developed similar technology prevented patenting of the Company's technology. On May 13, 1997, the Company filed a continuation of the application for the DTM and its method of operations with the PTO. On June 1, 1998, the PTO denied the application because of previously developed similar technology. The Company has abandoned the application. The Company owns the rights to a United States federal registration for the trademark "DATAWAVE" and design.

There can be no assurance that the Company's operations do not or will not violate the intellectual property rights of others, that the Company's intellectual property rights would be upheld if challenged or that the Company, would, in such an event, not be prevented from using such intellectual property rights, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, failure of the Company to obtain needed licenses from third parties for other technology and intellectual property could delay or prevent the development, manufacture or sale of products. Although the Company relies, in part, on contractual provisions to protect its trade secrets and proprietary know-how, there is no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. Although no lawsuits against the Company regarding infringement of any existing patents or other intellectual property rights are pending, there can be no assurance that any such lawsuits will not be asserted by third parties in the future. There also can be no assurance in the event of such claims of infringement that the Company will be able to obtain licenses on reasonable terms.

On August 5, 1999, the Company received notice that a third party holds certain patented technology applicable to point-of-sale activation and recharging of prepaid telephone phone cards which they alleged is being infringed upon by DataWave through the use of its DataWave System. As at June 30, 2002 the Company has not received any other notices or had any communications from such third party. Based on a preview of the relevant patents, the Company does not believe its DataWave System directly infringes such patents. However, if a claim of infringement is asserted and it is determined that the DataWave System infringes any of these patents, such determination could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's involvement in any intellectual property dispute or action to protect trade secrets and know-how, including actions brought by the Company, could result in a material adverse effect on the Company's business. Adverse determinations in litigation in which the Company may become involved could subject the Company to significant liabilities to third parties, require the Company to grant licenses to or seek licenses from third parties and prevent the Company from manufacturing and selling its products. Any of these situations could have a material adverse effect on the Company's business, financial condition and results of operations.

Theft of Services; Credit Card Fraud

Although the Company has not experienced any material losses from theft to date, prepaid phone card users may attempt to obtain phone card services without rendering payment to the Company by unlawfully using the Company's access numbers and PINs. The Company attempts to manage these theft and fraud risks through its internal controls and its monitoring and blocking systems. The Company utilizes national credit card clearance systems for electronic credit card settlement. The Company generally bears the same credit risks normally assumed by other users of these systems arising from returned transactions caused by unauthorized use, disputes, theft or fraud. To minimize its financial exposure, the Company limits the total amount that a customer may charge to purchase a prepaid phone card and also limits the amount that a customer may charge within a specified time frame using any DTM. Although the Company believes that its risk management practices and bad debt reserves are adequate, there can be no assurance that such practices and reserves will protect the Company from theft of services, fraud and credit card losses, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company can also incur fraud loss from fraudulent, improper or unauthorized use of Prepaid MasterCard cards being issued by alliances and joint ventures the Company may be or could become involved in. The Company has not experienced any material losses to date resulting from involvement in alliances or joint ventures that issue Prepaid MasterCard cards. To minimize its financial exposure, the Company closely monitors Prepaid MasterCard usage to detect fraudulent, improper or unauthorized use as does the financial institution issuing the Prepaid MasterCard card under a license from MasterCard International.

Government Regulation

The telecommunications industry is highly regulated in the United States at the federal, state and local levels. Various international authorities also may seek to regulate the services provided or to be provided by the Company. In the United States, federal laws and the regulations of the Federal Communications Commission ("FCC") generally apply to interstate telecommunications, while state public utility commissions, public service commissions or other state regulatory authorities generally exercise jurisdiction over telecommunications that originate and terminate within the same state. The Company is a switchless distributor of long distance telephone time purchased from carriers such as, but not limited to, AT&T and MCI. The Company believes that it is not regulated as a carrier because the Company's name is not on its prepaid phone cards and the telephone number to access service on the prepaid phone cards is that of the underlying, regulated carrier and not that of the Company. Accordingly, the Company has not obtained any federal or state authorizations. To the extent that federal or state regulators interpret or enforce applicable laws and regulations differently, the Company may be found in violation of such laws or regulations and may be required to alter its business strategy.

In Canada, the telecommunications industry is regulated by the Canadian Radio, Television & Telecommunications Commission ("CRTC"). The Company believes that it has all necessary CRTC licenses to carry on its business.

There is currently a 4.4% universal tax assessed on the wholesale price of long distance telephone time by federal regulation. This tax is included in the cost to the Company of its purchase of long distance time from AT&T. The taxation of prepaid telephone card sales and use is evolving and is not specifically addressed by the laws of many of the states in which the Company does business. Some states and localities charge a tax on the point-of-sale purchase of prepaid telephone cards while others charge a tax on usage of prepaid telephone cards. While the Company believes that it has adequately reserved for any taxes it may ultimately be required to pay, there can be no assurance that this will be the case. In addition, certain authorities may enact legislation which specifically provides for taxation of prepaid telephone cards or other services provided by the Company or may interpret current laws in a manner resulting in additional tax liabilities to the Company.

Prepaid MasterCard Cards being issued by alliances and joint ventures the Company may be or could become involved in are issued under a license granted to the issuing financial institution by MasterCard International. The program(s) are subject to MasterCard rules and regulations. The financial institution also must insure that the program(s) comply with Bank Safety and Soundness regulations of the U.S. Office of the Comptroller of the Currency ("OCC") and all other OCC regulations such as Privacy, Know Your Customer, Anti-Money Laundering and the Patriot Act to name a few.

Volatility of Stock Price; TSX Venture Exchange (TSX); NASD Over-the-Counter Electronic Bulletin Board (OTCBB)

DataWave's common shares are currently traded on the TSX under the symbol "DTV" and on the OTCBB under the symbol "DWVSF." Future announcements concerning the Company or its competitors, technological innovations, new product and service offerings, changes in government regulations, conditions in the Company's market segment or changes in earnings estimates by analysts may cause the price of its common shares to fluctuate substantially. In addition, stock prices for many technology and telecommunications companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations, as well as general economic, political and market conditions, may adversely affect the trading price of DataWave's common shares.

Enforceability of Civil Liabilities Against Foreign Persons

The Company is organized under the laws of the Yukon, Canada. The Company's principal executive office is located in British Columbia, Canada. However, outside the United States, it may be difficult for investors to enforce judgments against the Company obtained in the United States in any such actions, including actions predicated upon civil liability provisions of federal securities laws. In addition, several of the Company's officers and one of its directors reside outside the United States, and nearly all of the assets of these persons and of the Company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against the Company or such persons judgments predicated upon the liability provisions of the United States securities laws. There is substantial doubt as to the enforceability against the Company or any of its directors and officers located outside the United States in original actions or in actions of enforcement of judgments of United States courts or liabilities predicated on the civil liability provisions of United States federal securities laws.

Exchange Rate Fluctuation

The profitability of the Company may be adversely affected by fluctuations in the rate of exchange of Canadian dollars into U.S. dollars. Please see Item 11, Quantitative and Qualitative Disclosures About Market Risk, for a further explanation on how the Company's Liquidity and Capital Resources may be affected by fluctuations in the exchange rate of Canadian dollars into U.S. dollars.

General and Administrative Expenses

The Company intends to pay its general and administrative expenses for the next fiscal year from working capital and general revenue. The general revenue may not be sufficient to cover all of the anticipated expenses.

Requirement of New Capital

As a growing business, the Company typically needs more capital than it has available to it or can expect to generate through the sale of its products. In the past, the Company has had to raise, by way of debt and equity financing, considerable funds to meet its needs. There is no guarantee that the Company will be able to continue to raise funds needed for its business and its continuing operations. Failure to raise the necessary funds in a timely fashion will limit the Company's growth and its continuing operations.

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on August 12, 1986, under the name Monte Carlo Resources Ltd. On May 16, 1989, the Company changed its name to C.R. Provini Financial Services Corp., on January 24, 1994, to DataWave Vending Inc., and on January 15, 1997, to DataWave Systems Inc. On September 1, 2000, the Company completed a continuation of the Company's corporate jurisdiction from British Columbia to the Yukon Territory. The Company's principal office is located at 101 West 5th Avenue, Vancouver, British Columbia, Canada V5Y 4A5. The Company's registered and records office and address for service in the Yukon is care of Austring, Fendrick, Fairman & Parkkari, 3081 Third Avenue, Whitehorse, Yukon, Canada, Y1A 4Z7. The Company also maintains offices in Pompton Plains, New Jersey and Burlington, Ontario, Canada.

The Company has five subsidiaries (collectively, the "Subsidiaries," and individually a "Subsidiary" and where the context requires, the term "Company" also includes the Subsidiaries of the Company). Neither the Company nor any of the Subsidiaries have been subject to any bankruptcy, receivership or similar proceedings. A sixth subsidiary, renamed DataWave Prepaid Card Company (AT&T PrePaid Card Company), was acquired on July 13, 2001 and amalgamated into DataWave Vending (Canada) Inc. on March 31, 2002. For detailed information on the Subsidiaries, refer to Item 4.C - "Organizational Structure".

In October 1993, the Company applied to the Vancouver Stock Exchange (now the TSX Venture Exchange) for inactive status, following which it consolidated its share capital on a five for one basis. On January 31, 1994, the Company acquired, by way of reverse merger, all of the issued and outstanding shares of North American Photo Vending Corporation, a privately-held British Columbia corporation, which subsequently changed its name to DataWave Vending (Canada) Inc. ("DVI"). In connection with its acquisition of DVI , the Company changed its name to DataWave Vending Inc.

Since the 1994 reverse merger, the Company has operated its business through the Subsidiaries and has been involved primarily in the development, placement, marketing and sale of Electronic Merchandisers through the United States and Canada.

The Company initially focused on the development of its PEM and DTM products. The Company subsequently wound-up the affairs of the division responsible for the production and marketing of PEMs through DVI and DataWave Vending (U.S.) Inc. The Company no longer markets its PEM machines and the production and development of this product line has ceased. The following discussion will only include limited references to the PEM product and, where mentioned, it will be for historical comparative purposes only.

The Company's current business focus is on the commercial production, placement and marketing of DTMs, the placement and marketing of OTCs, the sale of prepaid phone cards, and the development and application of the technology related to the DTM and OTC products. All DTMs currently produced are owned and operated by the Company. Revenues are generated through the placement of Company-owned DTMs and OTCs, the licensing of the necessary technology and the sale of prepaid phone cards.

The OTC product line was developed to complement the DTM product line in retail locations where the placement of a DTM machine could not be justified due to the expected low revenue levels that would be generated and due to placement considerations, such as available space. The Company presently retains ownership of all OTC devices placed and generates revenue from the sale of prepaid phone cards purchased at OTC outlets.

Since March 31, 1998, the Company has undertaken a number of material acquisition and dispositions. The following is a description of these material acquisitions and dispositions:

Acquisition of Interurbain Communications, Inc.

On January 20, 1997, the Company agreed to purchase the business and certain assets of Interurbain Communications, Inc. ("Interurbain") for a purchase price of $619,806. Interurbain is a New Jersey Domestic Profit Corporation registered on August 19, 1994. The purchase price was paid by the issuance of 1,600,000 shares of the Company at a deemed price of $0.39 per share and the shares were subject to a hold period that expired on May 16, 1998. The closing date of the acquisition was May 20, 1997.

Acquisition of Phone Line International (PLI) Inc.

On June 10, 1997, the Company agreed to purchase from Brett Lloyd and Paul Crooks the issued and outstanding shares of Phone Line International (PLI) Inc. ("PLI"), a private company which was incorporated under the federal laws of Canada on March 10, 1995 and which had its head office in Ottawa, Ontario, for aggregate consideration with a value of Cdn$675,000. PLI was a distributor of prepaid long distance cards with more than 750 distribution points located nationwide.

The head office of PLI was subsequently moved to Vancouver, British Columbia. PLI became inactive when the Company completed a transaction on March 31, 1998 with DCI Telecommunications, Inc. to form a joint venture company called PhoneLine Cardcall International Inc. PLI transferred the majority of its assets to the joint venture company for a purchase price of Cdn$600,000.

Acquisition of Cardxpress Vending, Inc.

On November 17, 1997, the Company purchased the issued and outstanding shares of Cardxpress Vending, Inc. ("Cardxpress") for aggregate consideration with a value of $160,000. Cardxpress is a private company incorporated in Delaware on November 14, 1991. Its head office is located in Pompton Plains, New Jersey. Cardxpress, now a Subsidiary, operated its own vending equipment in over 150 sites in the North Eastern portion of the United States. Cardxpress has since sold its equipment and is now inactive.

Disposal of Cardxpress Vending, Inc. Assets

In November 1998 Cardxpress entered into two agreements to sell specific equipment, spare parts, location contracts, and the rights to certain trade names for a total of $637,000 and recognized a gain on sale of $43,317.

PhoneLine Cardcall International Inc. Joint Venture

On March 1, 1998, the Company entered into an agreement with DCI Telecommunications, Inc. ("DCI") to create a joint venture for the marketing, sale and service of prepaid long distance telephone phone cards in Canada. The new joint venture company PhoneLine Cardcall International Inc. ("PhoneLine Cardcall") was incorporated under the federal laws of Canada on December 18, 1997. PhoneLine Cardcall was Canada's single largest independent entity devoted solely to the sale of prepaid phone cards. Under the terms of the agreement, both the Company and DCI contributed all existing Canadian prepaid long distance telephone phone card business to the joint venture.

The Company caused PLI to sell substantially all of its assets to PhoneLine Cardcall. DCI caused Cardcaller Canada Inc. ("Cardcaller") to sell substantially all of its assets to PhoneLine Cardcall. Cardcaller is a wholly owned subsidiary of DCI. The Company subscribed for 40,000 common shares of PhoneLine Cardcall for Cdn$1.00 per share and lent Cdn$600,000 to PhoneLine Cardcall to enable it to purchase certain goodwill and assets of PLI. DCI subscribed for 60,000 common shares of PhoneLine Cardcall for Cdn$1.00 per share and lent Cdn$340,000 to PhoneLine Cardcall to enable it to purchase certain goodwill and assets of Cardcaller.

In December 1998 the operations of PhoneLine Cardcall effectively ceased, primarily due to the intense competition it faced in the Canadian marketplace. In July 1999, DCI Telecommunications Inc. petitioned PhoneLine Cardcall into bankruptcy and on July 6, 1999 a receiving order was issued to that effect. The Company recorded a loss of $716,795 to terminate operations and to write down fixed assets and inventory balances in the year ended March 31, 1999.

Acquisition of Metrophone Telecommunications, Inc.

On March 26, 1998, the Company executed an agreement and plan of merger among the Company, Metrophone Telecommunications, Inc. ("Metrophone"), Amir Heshmatpour, Kathy Heshmatpour, DataWave Systems (U.S.) Inc. and DW Merger Corporation ("DW"). DW was incorporated in the State of Washington on March 16, 1998. DW is a wholly owned subsidiary of DataWave Systems (U.S.) Inc. Metrophone was incorporated in the State of Washington on September 1, 1994 and is based in Redmond, Washington. Metrophone operated payphones in Washington, California, Arizona and Oregon.

Under the terms of the agreement, DW filed articles of merger providing for the merger of Metrophone with and into DW. DW is the surviving corporation and Metrophone ceased to exist. The surviving corporation is a wholly owned subsidiary of DataWave Systems (U.S.) Inc. and it has since changed its name to Metrophone Telecommunications, Inc. All of the estate, property, rights, privileges, powers and franchises of Metrophone vested in the surviving corporation.

337,162 shares of the Company were issued to the shareholders of Metrophone. Additionally, DataWave Systems (U.S.) Inc. paid to Metrophone's shareholders the sum of $700,000 in cash. A finder's fee was paid consisting of 50,000 shares issued at a price of Cdn$1.45 per share. The closing date for the transaction was April 16, 1998.

Disposal of Metrophone Telecommunications, Inc.

In December 1998, the Company sold its investment in Metrophone Telecommunications Inc. for total consideration of $684,280. Operating results from Metrophone have been segregated and classified as discontinued operations on the consolidated statements of loss and deficit and cash flows. Revenue generated by Metrophone during the nine months ended December 31, 1998 was $365,315.

Acquisition of AT&T PrePaid Card Company

On July 13, 2001 the Company acquired for $1,280,507 cash 100% of the issued and outstanding shares of AT&T PrePaid Card Company, a prepaid card business manufacturing and distributing prepaid long distance telephone cards to retailers in Canada. AT&T Prepaid Card Company was incorporated in March 1999 under the Nova Scotia Business Corporation Act. It's head office is located in Burlington, Ontario, Canada. This Company was subsequently renamed DataWave PrePaid Card Company and was amalgamated into DataWave Vending (Canada) Inc. on March 31, 2002. Revenue generated from AT&T Prepaid Card Company for the year ended March 31, 2002 was $5,322,954.

B. Business overview

The Company designs, develops, produces, owns and manages a proprietary, intelligent, automated direct-merchandising network (the "DataWave System"). The Company uses the DataWave System to distribute prepaid phone cards, primarily under the AT&T brand, in the United States. The DataWave System is scalable and flexible and can be modified to offer other premium prepaid products such as prepaid cellular telecommunications services, prepaid gift and prepaid stored value. In Canada, the Company wholesales prepaid phone cards to retail establishments.

The DataWave System includes DataWave Merchandisers ("DTMs"), which are free-standing "smart" machines capable of dispensing multiple prepaid products and services, and over-the-counter "swipe" units ("OTCs"), for point-of-sale prepaid retailing, both of which are connected to the Company's proprietary server and database software through a wireless and/or land line wide area network. As of March 31, 2002, the DataWave System included 975 DTMs and 329 OTCs. The DataWave System has been designed to work both with the telephone switches of other parties as well as switches operated by the Company. In the United States, the Company has elected to operate solely with other parties' switches, such as those of AT&T and other long distance carriers.

The predominant channels of distribution for prepaid phone cards are through retail establishments and traditional vending machines, most of which sell "live" prepaid phone cards purchased in bulk. "Live" prepaid phone cards are preactivated with telephone time prior to sale to the retailer or placement in a machine.

In comparison to other prepaid phone card distribution methods, the DataWave System in the United States distributes unactivated prepaid phone cards which are activated only upon purchase by the consumer. Because the cards are not preactivated, the Company avoids certain costs incurred by distributors of "live" prepaid phone cards, such as paying for long distance telephone time prior to sale to consumers, losses due to theft and other costs associated with the management of inventory. The DataWave System also features:

(i) real-time remote monitoring of DTMs, including cash balances, card inventory and machine functioning;

(ii) remote adjustable pricing of prepaid products and services at each DTM location;

(iii) consumer convenience by permitting purchases of customer selected dollar amounts of long distance time, by cash or credit card, and providing detailed receipts and multilingual instructions; and

(iv) scalability, enabling the Company to increase the number of DTMs with limited hardware and software upgrades and to offer multiple future prepaid products and services at existing and future locations.

In Canada, the Company follows the traditional business model of selling in bulk preactivated or "live" prepaid phone cards to retail establishments.

In January 1998, the Company entered into a series of agreements with AT&T Corp. ("AT&T") providing for, among other things, the purchase of long distance telephone service from AT&T, the right to resell the service under AT&T's brand name and the joint marketing and promotion of AT&T-branded prepaid calling cards (the "AT&T Prepaid Cards") and the DataWave System in the United States. The Company believes its relationship with AT&T enables the Company to create and implement a marketing program that will bring the advantages of DataWave's technology and the AT&T brand to consumers within the United States and to provide businesses with a national merchandising program for AT&T Prepaid Cards. The Company believes that its relationship with AT&T provides it with competitive advantages in the prepaid phone card market due to the national recognition of the AT&T brand, the quality long distance telephone and customer service provided by AT&T, the support of AT&T's sales and marketing capabilities and the development of joint relationships with current and future AT&T customers. In addition, the Company believes that working with AT&T helps DataWave gain access to additional sites and locations where AT&T has a presence. For example, AT&T has a significant presence as a telephone service provider to the hospitality industry, which the Company believes represents a significant segment of the prepaid phonecard market.

The Company's business strategy is to deliver prepaid products and services such as phone cards, cellular telecommunications, internet services, gift cards and stored value cards through the DataWave System. Elements of the strategy include increasing the Company's penetration of premier site locations in the U.S. and retail locations in Canada, expanding its strategic relationship with AT&T, delivering new, prepaid product and service offerings, developing relationships with other providers of prepaid products and services, and maintaining its electronic distribution network technological leadership.

The Company also distributes preactivated prepaid phone cards through machines not connected to the DataWave System. Approximately 1% of the Company's machines are not networked and thus sell preactivated calling cards. In fiscal 2002, less than 1% of the Company's revenues came from the sale of preactivated phone cards sold through non-networked machines. The following table describes the revenues generated by the Company during the last five fiscal years by major categories and by market regions:

Revenues for the Fiscal Year Ended March 31
	2002	2001	2000	1999	1998
By Source
DTM:	$nil	$nil	$nil	$nil	$36,308
Long Distance Telephone Time:	$13,018,050	$6,406,599	$6,463,951	$4,532,679	$5,738,152
Other Revenues (1):	$272,951	$412,369	$494,498	$1,605,864	$622,058
Total Revenues:	$13,291,001	$6,818,968	$6,958,449	$6,138,543	$6,360,210
By Region
United States:	$7,968,047	$6,818,968	$6,958,449	$4,599,601	$4,611,105
Canada:	$5,322,954	$Nil	$Nil	$1,538,942	$1,749,105
Total Revenues	$13,291,001	$6,818,968	$6,958,449	$6,138,543	$6,360,210

  For Fiscal 2002 and Fiscal 2001, other revenue is from miscellaneous sales. For Fiscal 2000, other revenue is from services for promotional and marketing activities. For Fiscal 1999, other revenue includes revenues of approximately $541,000 from other merchandising equipment for instant photographs, business cards, and photo stickers. These machines were obtained pursuant to the Company's acquisition of Cardxpress Vending Inc. during Fiscal 1998. The remainder of other revenues relates to promotional and professional services for marketing.

Please refer to Item 5 - "Operating and Financial Review and Prospects" for a full discussion of the financial results of the Company's operations.

Products and Services of the Company

Existing Products and Services

The DataWave System. The DataWave System offers features that benefit the Company, long distance carriers, retail locations, consumers and other potential product and service providers. The following features distinguish the DataWave System from many traditional channels of distribution for prepaid products and services:
Feature	Benefits
International wireless and landline network	Enables international DTM and OTC distribution Permits flexibility and mobility in site placement
Scalable and flexible network and point-of-sale architectures

Enables the Company to offer a variety of branded products and services and increase DTM and OTC placements
Permits integration into third party switches eliminating post-sale customer service obligations of DataWave

Point-of-sale activation of prepaid calling cards for most United States sales.	Reduces losses and shrinkage from theft of "live" inventory Reduces inventory financing and management control costs

Remote download of information to DTMs and OTCs	Enables efficient updating of information including price and tax changes
Remote self-diagnostic every three minutes and servicing notification via national paging network	Ensures efficient maintenance scheduling and reduces down time
Remote cash and inventory monitoring	Reduces operating expenses and improves cash management Reduces down time by maintaining inventory levels
Real-time credit card verifications, approval and limits	Reduces credit risks
Consumer convenience: Customer determined card amounts; cash or credit card acceptance; itemized customer sales receipt; multi-lingual instructions; 24 hour access	Increases consumer appeal and broadens potential consumer base Provides receipt for record of charges, including taxes
Detailed audit trail of transactions	Permits timely and accurate monthly commission payments Produces management information such as DTM utilization history and service history

Prepaid Calling Cards. In the United States, the Company distributes prepaid phone cards primarily through the DataWave System and, to a lesser extent, through a number of retailers. Prepaid phone cards can be purchased from a DTM for any dollar denomination up to a limit of $100 using cash or a credit card. Prepaid phone cards purchased from a retailer using an OTC device can be purchased for specific dollar amounts up to $100 or for specific allotments of long distance time. Calls using prepaid phone cards can be made from any touch tone telephone by dialing a "1-800" number printed on the back of the phone card and by providing the personal identification number assigned to the phone card. When a phone card is used, a message informs the user of how many prepaid telephone minutes remain on the phone card. Once the total numbers of minutes or dollar amount on the phone card has been used, the phone card may be discarded or, in the case of certain carriers, recharged over any telephone. Typically, prepaid long distance phone cards provide savings on calls made away from the office or home and provide the same rate any time of day for domestic and international calls.

Each DTM machine is connected by a public wireless or land line network and each OTC device is connected by land line to the Company's server, which in turn is interfaced into credit card clearing houses and telecommunication switches and to the Company's phone card management system. The Company's network technology permits speed and ease of installation of DTMs and OTCs, remote programming for price and tax rate changes, enhanced mobility and portability, particularly when the DTM is connected by a wireless connection, and on-line servicing and data transmission, which includes real time data capture for transaction records used to generate monthly management and statistic reports. The computerized management system enables the DTM to alert the Company when accumulated cash should be picked up, when inventory levels are low, when malfunctions occur or when other technical service is required. The DTM is compact, can be wall mounted, counter mounted, flush wall mounted or placed on a floor stand and holds up to 450 programmable prepaid phone cards.

One of the principal features of the DataWave System is the ability to activate a phone card by assigning to the phone card the amount of telephone time purchased at the time of sale. When the appropriate amount of cash has been deposited into the DTM (or given to retailers using the OTC device), or when a credit card transaction has been approved, the DTM or OTC contacts the DataWave server through its radio or land line modem, which in turn forwards the activation request to the applicable long distance telephone switch. The DTM or OTC reads the control number on the magnetic strip on the back of the phone card and forwards the information to the long distance telephone switch through the server. The long distance telephone switch acknowledges the control number and then associates the number with the long distance time assigned to the phone card. Point of sale activation by the DTM and OTC eliminates the need for the Company or a retailer to invest in an inventory of preactivated "live" cards. This reduces the risk of vandalism to the DTM and theft of the phone cards since the phone cards have no value until purchased and activated, reducing inventory carrying costs and improving management controls.

The Company has implemented procedures to reduce business interruptions due to network failure such as redundancy for most components susceptible to failure, multiple on-site and off-site storage of mission-critical data, and has implemented a backup network system at its New Jersey offices. However, there can be no assurance that the procedures the Company has implemented to reduce business interruptions will be effective.

In previous fiscal years the Company generated revenue through a loyalty prepaid phone card program agreement with the Grand Union supermarket chain under which Grand Union customers can earn MCI long-distance minutes each time they purchase products at Grand Union stores. The program was terminated by Grand Union in July 1999. Approximately 3% of the Company's revenues in fiscal 2000 were derived from promotional time associated with the Grand Union program.

The Company also operates non-networked prepaid phone card machines, which distribute "live" cards. In the United States the Company also supplies prepaid phone cards to certain retailers which are "batch" activated with specific long distance time when the retailer calls the Company. This is a small part of the Company's business and is provided mainly to a single customer.

The Company also sells promotional phone cards to customers for specific or "one-time" promotions. These cards are 'batch' activated when called in by the customer. In fiscal 2002, 7% of revenues were derived from these programs.

In fiscal 1999, the Company introduced a recharge capability for prepaid phone cards. By calling a 1-800 number, a customer can add time to an existing prepaid phone card and charge the cost to a credit card. In fiscal 2002, 5% of revenues were derived from this program.

The Company purchases long distance time and services from several carriers, although it expects that most of its future purchases will be supplied by AT&T. Please refer to the section entitled "Risk Factors; Risk of Termination of Carrier Arrangements; Dependence on Telecommunications Providers."

In Canada, the Company distributes prepaid phone cards through a number of retail establishments. The company sells bulk quantity of specific denominated preactivated prepaid phone cards to retail establishments. These cards are not rechargeable. 49% of the prepaid card revenue in Canada (and 20% of consolidated revenues) in fiscal 2002 was derived from one customer. The Company purchases long distance time and services in Canada from Canquest and Gold Line. Please refer to the section entitled "Risk Factors; Risk of Customer Defection."

Future Products and Services

The DataWave System is scalable and flexible, permitting the Company to offer new prepaid products and services through its network of DTMs. The Company intends to offer prepaid card services through its network of DTMs. In fiscal 2002, the Company entered into agreement with Michigan National Bank (acquired by Standard Federal Bank in April 2001 and renamed Standard Federal Bank) and Coinstar,

Inc. to pilot issuance of Prepaid MasterCard Cards from Coinstar machines. A five store pilot in Seattle, WA was launched in June 2001 and thereafter expanded to a 50 store pilot in Portland, Oregon and Raleigh, North Carolina. Coinstar has announced that it has placed a hold on further rollout of this program until the parties can agree to all material terms for such a program.

Manufacturing and Operations

Production of DTMs consists of the assembly and testing by the Company of a high volume of quality components manufactured by third parties. The Company is dependent on a limited number of suppliers for certain of its key components, such as radio modems. The Company purchases component parts on a purchase order basis and has no supply commitments from any of its suppliers. Final assembly of the DTM and various quality control procedures are completed at the Company's Vancouver premises. The Company then ships the DTM directly to the service provider or site location where it is to be placed. OTC units are supplied by VeriFone, Inc. The Company currently employs four persons in one shift per day to assemble up to approximately 50 DTMs per month, and with a second shift, the Company believes it could produce up to approximately 300 DTMs per month. Although the Company believes that its current manufacturing capabilities will be able to produce sufficient DTMs through fiscal 2003, there can be no assurance that the process will be adequate for unanticipated future growth. The Company expects that it may be required to expand its manufacturing capabilities or outsource such capabilities during or after fiscal 2003.

Each DTM performs a self-diagnostic evaluation every three minutes and signals the DataWave System server in the event of circumstances requiring attention. The evaluation contains information on inventory levels, cash accumulation, machine malfunctions and when other technical service is required. The diagnostic information generated by the DataWave System permits the Company to evaluate and rate the urgency of the service required, thereby permitting the efficient and economical coordination of service to the DTM. The Company employs dedicated service personnel available by pager to coordinate the installation, maintenance and servicing of its machines in Texas, California and the Northeast United States and has also contracted with national service providers and independent service agents to perform these functions in other territories.

The Market for the Products and Services

The prepaid phone card market primarily targets two groups of potential consumers: credit-challenged consumers and persons who make long distance calls, both domestically and internationally, when they are away from their home or office, such as business and other travelers. The prepaid phone card market provides growth opportunities to long distance companies because of the potential to reach new customers and reduce credit and fraud risk.

The predominant channels of distribution for prepaid phone cards are through retail establishments and traditional vending machines, most of which sell "live" prepaid phone cards purchased in bulk. "Live" prepaid phone cards are preactivated with telephone time prior to sale to the retailer. These traditional channels of distribution require vendors to pay long distance telephone time costs prior to sale and expose vendors to losses due to theft and costs associated with the financing and management of inventory. These channels may also be less convenient for consumers in that they limit the customer's control of the transaction, method of payment and available denominations and time of day of purchase. In addition, because the points of sale in these traditional distribution channels are not networked, it is difficult to optimize the management of operating expenses in connection with the monitoring of cash balances, card inventory and machine functioning for such points of sale.

In recent years, there has been a consumer trend in the United States towards the use of cost-effective, self-service, automated distribution systems that are conveniently located. Examples of this trend are the increased use of automated teller machines and the use of credit cards at gasoline station pumps. There has also been a trend towards increasingly automated distribution systems and networked distribution systems which permit superior information about, and management of, distribution. Examples of this trend include the tracking network established by overnight delivery services and the point-of-sale networks used by retailers to interface with management inventory systems.

As consumers are increasingly looking for self-service and vendors are increasingly looking for "smarter" distribution systems, there is an opportunity to offer prepaid phone cards and telecommunications services as well as other prepaid products and services via a "smart" distribution network. The Company believes that it is well positioned to capitalize upon the expanding prepaid phone card market in the United States and the market for other prepaid products and services because of the features and benefits of the DataWave System, as well as other components of the Company's strategy.

The Marketing Plan

Through June 30, 2002, the Company had placed approximately 975 DTM machines and 329 OTC devices, primarily in the United States. The Company's plan is to continue to place DTM machines and OTC devices in the United States. In Canada, the Company's prepaid cards are being sold through approximately 8,000 retail outlets. The Company is also seeking to expand its Canadian market share by targeting additional regional and national retailers for bulk sales of preactivated phone cards.

The Company employs both in-house sales and marketing personnel and contracts with independent agents in the United States. The independent agents generally concentrate on identifying new site locations and arranging site contracts on behalf of the Company. The Company's sales and marketing strategy now focuses on joint marketing efforts with AT&T. The Company has devoted four full-time sales staff to promote such joint marketing efforts including providing educational training and support to the AT&T sales force in connection with the sales and marketing of the AT&T Prepaid Card and the DataWave System. On May 4, 1998, the Company also began a telemarketing program in support of its prepaid products and services.

In Canada, the Company employs in-house sales and marketing personnel, along with third parties, to service existing customers and market to new potential customers.

Marketing Strategy

The Company's marketing strategy is to become a leader in delivering prepaid products and services such as phone cards, and in the future, prepaid cellular telecommunications, prepaid gift and stored value cards through the DataWave System. Key elements of the Company's marketing strategy are summarized below:

Increase penetration of premier site locations: The Company's objective is to increase the number of DTM and OTC placements by increasing its penetration of existing and new sites. To accomplish this objective, the Company intends to develop new strategic relationships and expand its current relationship with AT&T to gain access to sites such as airports, hotel chains, shopping malls, travel plazas, supermarkets and other prime locations. The Company also intends to target new regional and national retail establishments in Canada to sell bulk quantity of specific denominated preactivated prepaid phone cards.

Expand strategic relationship with AT&T: The Company's relationship with AT&T allows the Company to market prepaid phone card services under the AT&T brand name, which is nationally recognized as representative of quality telecommunications services. The Company seeks to expand its current relationship with AT&T to contract with current and future AT&T customers for installation of the DataWave System at client locations. The Company may also enter into new agreements with AT&T for the provision and joint marketing of future products and services, and to market to AT&T retail store customers in Canada and elsewhere outside the U.S.

Deliver new prepaid product and service offerings: The Company believes that the trend towards convenient, self-service, cost-efficient merchandising provides it with the opportunity to utilize the flexibility of the DataWave System to offer new prepaid products and services. The Company currently provides prepaid phone cards and has recently begun testing prepaid stored value cards. The Company intends to offer prepaid cellular telecommunications services, and to otherwise evaluate the market for potential new product and service offerings.

Develop relationships with other providers of prepaid products and services: The Company is continually evaluating new strategic relationships that will enable it to offer additional prepaid products and services of brand-name vendors.

Maintain electronic distribution network technological leadership: The DataWave System's wireless, remote, real-time monitoring capabilities provide superior consumer convenience and risk management compared to traditional prepaid phone card channels of distribution. The Company intends to continue to develop its proprietary technology in order to enhance and improve the DataWave System and maintain its unique technological advantages.

The Company's relationship with AT&T, which is referred to above, plays an important role in the Company's marketing strategy. In January 1998, the Company entered into a series of agreements with AT&T (the "AT&T Agreements") providing for, among other things, the purchase of long distance telephone service from AT&T, the right to resell the service under AT&T's brand name and the joint marketing and promotion of AT&T Prepaid Cards and the DataWave System in the United States. These agreements are reviewed and updated annually. The Company has the right to produce AT&T branded cards, machine graphics and other promotional materials on a non-exclusive basis, including display of the AT&T logo on its DTMs. AT&T provides a toll-free number for its prepaid phone card customers as well as customer support and service. AT&T also has provided funds for certain joint marketing efforts. In recent years, the Company has begun to place DTMs and OTCs in cooperation with AT&T. The Company expects that most of its additional locations for DTMs and OTCs will be derived from relationships originated by AT&T. In April 1998, the Company commenced joint marketing and promotional programs with AT&T including training of certain AT&T sales personnel and performing joint sales calls with AT&T. The Company's agreement with AT&T for marketing and long distance telephone time was renewed on March 6, 2001. Under the current agreement, the Company is no longer required to purchase a minimum annual amount of long distance telephone time per year. The current marketing and long distance telephone time agreement with AT&T is scheduled to expire in September, 2003.

Competition

The prepaid phone card market is highly competitive and is served by numerous international, national and local firms. In the United States, the Company competes with major long-distance providers, including but not limited to WorldCom, MCI and Sprint, as well as with other prepaid phone card distributors including but not limited to IDT Corporation, Pacific Gateway Exchange, Inc., RSL Communications, Star Telecommunications, Inc. and Telegroup, Inc. The Company also competes with AT&T in certain locations where AT&T offers prepaid phone cards directly or through other distributors. In addition, as the use of cellular phones and phone charge cards increases, the Company faces increased competition from providers of these products. Many of these competitors have significantly greater financial, technical and marketing resources, and much larger distribution networks, and generate greater revenues and have greater name recognition than the Company. These competitors may be able to institute and sustain price wars, or imitate the features of the Company's DataWave System products, resulting in a reduction of the Company's share of the market and reduced price levels and profit margins. In addition, there are relatively low barriers to entry into the prepaid phone card market, and the Company has faced, and expects to continue to face, additional competition from new entrants. In the United States, the Company also competes with prepaid phone card distributors who also own and operate their own switch and transmission platforms. Such distributors may provide long distance service at a lower cost than the Company, and offer additional bundled features such as voicemail and facsimile services. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the reliability of competitors' products and services, the ability of competitors to hire, retain and motivate qualified personnel, the price at which others offer comparable services and the extent of its competitors' responsiveness to client needs. There can be no assurance that the Company will be able to compete effectively on pricing or other requirements with current and future competitors or that competitive pressures will not materially adversely affect the Company's business, financial condition and results of operations.

In Canada, the Company competes with long-distance providers, as with other prepaid phone card distributors, including but not limited to TCI and Phone Time. In addition, as the use of cellular phones and phone charge cards increases, the Company faces increased competition from providers of these products. Many of these competitors have significantly greater financial, technical and marketing resources, and much larger distribution networks, and generate greater revenues and have greater name recognition than the Company. These competitors may be able to institute and sustain price wars resulting in a reduction of the Company's share of the market and reduced price levels and profit margins. In addition, there are relatively low barriers to entry into the prepaid phone card market, and the Company has faced, and expects to continue to face, additional competition from new entrants. The Company believes that its ability to compete in Canada also depends in part on a number of competitive factors outside its control, including the reliability of competitors' products and services, the ability of competitors to hire, retain and motivate qualified personnel, the price at which competitors offer comparable services and the extent of competitors' responsiveness to customer needs. There can be no assurance that the Company will be able to compete effectively in Canada on pricing or other requirements with current and future competitors or that competitive pressures will not materially adversely affect the Company's business, financial condition and results of operations.

Patents, Trademarks and Copyrights

Although the Company has not obtained patent protection for any of its products, the Company has sought to protect its proprietary technology through a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other forms of intellectual property protection. The Company has filed patent applications with the United States Patent and Trademark Office ("PTO") and has patents pending for the credit extension process using a prepaid card, multiple service provider prepaid wireless service card, method and system for issuing token based on two or more currencies, multiple denomination currency receiving and prepaid card dispensing apparatus, and prepaid broadband internet and software service method and apparatus. Previously, the Company filed two patent applications with the PTO, including one for the DTM and its method of operation, which were denied because the PTO found previously developed similar technology prevented patenting of the Company's technology. On May 13, 1997, the Company filed a continuation of the application for the DTM and its method of operations with the PTO. On June 1, 1998, the PTO denied the application because of prior art. The Company has abandoned the application.

The Company owns a United States federal registration for the trademark "DATAWAVE and design. There can be no assurance that the Company's operations do not or will not violate the intellectual property rights of others, that they would be upheld if challenged or that the Company, would, in such an event, not be prevented from using such Company's intellectual property rights, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, failure of the Company to obtain needed licenses from third parties for other technology and intellectual property could delay or prevent the development, manufacture or sale of products. Although the Company relies, in part, on contractual provisions to protect its trade secrets and proprietary know-how, there is no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. Although no lawsuits against the Company regarding infringement of any existing patents or other intellectual property rights are pending, nor have any claims been asserted, there can be no assurance that such infringement claims will not be asserted by third parties in the future. There also can be no assurance in the event of such claims of infringement that the Company will be able to obtain licenses on reasonable terms.

In 1999, the Company received notice that a third party holds certain patented technology applicable to point-of-sale activation and recharging of prepaid telephone phone cards. Based on a review of the relevant patents, the Company does not believe its DataWave System directly infringes such patents. However, if a claim of infringement is asserted and it is determined that the DataWave System infringes any of these patents, such determination could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's involvement in any intellectual property dispute or action to protect trade secrets and know-how, including actions brought by the Company, could result in a material adverse effect on the Company's business. Adverse determinations in litigation in which the Company may become involved could subject the Company to significant liabilities to third parties, require the Company to grant licenses to or seek licenses from third parties and prevent the Company from manufacturing and selling its products. Any of these situations could have a material adverse effect on the Company's business, financial condition and results of operations.

Government Regulation

The following summary of regulatory developments and legislation does not purport to describe all present and proposed federal, state and local regulations and legislation affecting the telecommunications industry. Other existing federal and state regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which this industry operates. Neither the outcome of these proceedings, nor their impact upon the telecommunications industry or the Company can be predicted at this time.

The telecommunications industry is highly regulated in the United States at the federal, state and local levels. Various international authorities may also seek to regulate the services provided or to be provided by the Company. In the United States, federal laws and the regulations of the Federal Communications Commission ("FCC") generally apply to interstate telecommunications, while state public utility commissions, public service commissions or other state regulatory authorities generally exercise jurisdiction over telecommunications that originate and terminate within the same state. The FCC and state regulatory authorities in the United States and the CRTC in Canada may address regulatory non-compliance with a variety of enforcement mechanisms, including monetary forfeitures, refund orders, injunctive relief, license conditions, and/or license revocation. The regulation of the telecommunications industry is changing rapidly and the regulatory environment varies substantially from state to state. Moreover, as deregulation at the federal level occurs, some states are reassessing the level and scope of regulation that may be applicable to telecommunications companies. There can be no assurance that future regulatory, judicial or legislative activities will not have a material adverse effect on the Company's business, financial condition and results of operations.

United States. The Company is a switchless distributor of long distance telephone time purchased from carriers such as, but not limited to, AT&T and MCI. The Company believes that it is not regulated as a carrier because the Company's name is not on its prepaid phone cards and the telephone number on the prepaid phone cards is that of the underlying, regulated carrier and not that of the Company. Accordingly, the Company has not obtained any federal or state authorizations. To the extent that federal or state regulators enforce applicable laws and regulations differently, the Company may be found in violation of such laws or regulations and may be required to alter its business strategy.

The sale of long distance telephone service through prepaid phone cards may be subject to "escheat" laws in various states. These laws generally provide that payments or deposits received in advance or in anticipation of the provision of utility services, including telephone service, that remain unclaimed for a specific period of time after the termination of such services are deemed "abandoned property" and must be submitted to the state. In the event such laws are deemed applicable, the Company may be required to deliver such amounts to certain states in accordance with these laws, which could have a material adverse effect on the Company's business, financial condition or results of operations.

Pursuant to the Telecommunications Act of 1996 (the "Communications Act"), the FCC was granted the authority to implement certain policy objectives, including the establishment of the Universal Service Fund. The purpose of the Universal Service Fund is to subsidize the provision of local telecommunications services to low-income consumers, schools, libraries, health care providers and rural and insular areas that are costly to serve. Pursuant to an FCC order (the "Universal Service Order"), Universal Service Fund contributions are generally equal to approximately four percent of a carrier's interstate and international gross revenues, and approximately one percent of its intra-state "end user" gross revenues, effective January 1, 1998. The FCC will adjust the amount of these contributions each calendar quarter, and they may increase significantly in future periods. The Company's underlying carriers may pass their respective costs through to the Company. AT&T has included a charge for the Universal Service Fund in its most recent billing to the Company.

Canada. The Company has a license to resell long distance telephone time from the CRTC, a federal body which regulates media and telecommunications in Canada. The CRTC has similar powers to the FCC in the U.S. Any telecommunications service provider in Canada is required to be licensed by the CRTC. Revenues generated from long distance and international communications operations are taxed according to set tariffs. The license that the Company has from CRTC is applicable for those who do not operate their own telecommunications facilities, and requires the Company to make contributions based on its revenues according to set tariffs.

C. Organizational structure

The Company has five Subsidiaries and the names of the Subsidiaries, their dates of incorporation, the Company's percentage voting ownership of each and the jurisdictions in which they were incorporated are as follows:
Name of Subsidiary	Percentage (%) Interest Held	Date of Incorporation	Jurisdiction of Incorporation
DataWave Vending (Canada) Inc.	100%	April 28, 1992	British Columbia
DataWave Systems (U.S.) Inc.	100%	February 8, 1995	Nevada
Phone Line International (PLI) Inc.	100%	March 10, 1995	Canada
DataWave Services (U.S.) Inc.(1)	100%	February 8, 1995	Nevada
Cardxpress Vending, Inc.	100%	November 14, 1991	Delaware

(1) Wholly-owned subsidiary of DataWave Systems (U.S.) Inc., a first-tier wholly-owned subsidiary of the Company.

The following chart illustrates the intercorporate relationship among the Company and the Subsidiaries:

D. Property, plants and equipment

The Company occupies approximately 9,000 square feet in Vancouver, British Columbia for its executive offices and for assembly operations under a lease expiring on March 31, 2004. The Company occupies approximately 6,700 square feet in Burlington, Ontario under a lease which expires on January 31, 2003. DataWave Services (U.S.) Inc. occupies approximately 3,900 square feet in Pompton Plains, New Jersey under a lease which expires on June 14, 2003. The Company believes that its current lease arrangements provide adequate space for its foreseeable future needs as well as those of its subsidiaries.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the Company's results of operations and financial position should be read in conjunction with the Company's consolidated financial statements and selected financial data included elsewhere in this Annual Report. The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. Note 14 of the Company's audited consolidated financial statements for the fiscal year ended March 31, 2002 discusses some of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's consolidated financial position and results of operations. Furthermore, unless expressly stated otherwise, all references to dollar amounts in this section are in U.S. dollars.

A. Operating Results

Overview for the year ended March 31, 2002 ("Fiscal 2002")

DataWave derives substantially all of its revenues from the resale of prepaid long distance telephone time supplied by long distance carriers. Sales of prepaid calling cards under third party brands where the Company is not the primary obligor of the related phone service, does not incur significant inventory risk and has no significant continuing obligation with respect to operation of the card subsequent to sale are recognized at the date of sale on a net basis. The resulting net agency revenue earned is calculated as the difference between the gross proceeds received and the cost of the related phone time. Sales of Company or custom branded cards where the Company incurs inventory risk and is an obligor to the retail or wholesale customer is deferred at the date of sale and recognized as the card is used or expires, unless they are "first use cards" where the full obligation to the phone service provider is fixed and determinable at the date of sale. Revenues from the latter cards are recognized at the date of sale as the Company's continued obligations effectively end on that date.

In July, 2001 the Company considerably expanded its involvement in the Canadian prepaid long distance telephone market by purchasing for cash 100% of the issued and outstanding shares of AT&T PrePaid Card Company, a prepaid card business manufacturing and distributing prepaid long distance telephone cards. In Canada, the Company is a wholesale distributor of prepaid phone cards to retail establishments.

In the U.S. marketplace the Company believes that its relationship with AT&T provides it with competitive advantages in the prepaid phone card market. One element of the Company's business strategy is to increase the Company's penetration of premier site locations and to expand its strategic relationship with AT&T for the distribution of prepaid phone cards.

There are still opportunities for growth in this market but development of other technologies and increasing pressure on margins will limit the Company's ability to remain profitable by depending solely on sale of prepaid long distance telephone cards.

In addition to phone cards, the Company's business strategy is to deliver new prepaid products and services through the DataWave System. The Company is developing relationships with other providers of prepaid products and services and evaluating other technologies to take advantage of these opportunities.

A key part of this strategy is maintaining the Company's leadership in electronic distribution network technology. In Fiscal 2002, the Company continued its significant development efforts to enhance the DataWave System for introduction of new products and to provide transaction processing capability.

Critical Accounting Policies

The Company's accounting policies are set out in Note 2 of the accompanying consolidated financial statements of DataWave Systems Inc. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, accounting for doubtful accounts, assessing the recoverability of long-lived assets, amortization, accruals for cost of time in excess of amounts billed by service providers, income and capital taxes and contingencies. Actual results could differ from those estimates.

Revenue and cost recognition

The Company's revenues are primarily generated from the resale of prepaid long distance telephone time, principally from the sale of prepaid calling cards. Sales of prepaid calling cards under third party brands where the Company is not the primary obligor of the related phone service, does not incur significant inventory risk and has no significant continuing obligation with respect to operation of the card subsequent to sale are recognized at the date of sale on a net basis. The resulting net agency revenue earned is calculated as the difference between the gross proceeds received and the cost of the related phone time. Sales of Company or custom branded cards where the Company incurs inventory risk and is an obligor to the retail or wholesale customer is deferred at the date of sale and recognized as the card is used or expires, unless they are "first use cards" where the full obligation to the phone service provider is fixed and determinable at the date of sale. Revenues from the latter cards are recognized at the date of sale as the Company's continued obligations effectively end on that date.

Research and development costs

Research costs are charged as an expense in the period in which they are incurred.

Development costs are deferred to the extent that their recovery can be reasonably regarded as assured. Revenue from testing of pre-production prototypes has been applied to reduce deferred development costs. Amortization of deferred development costs commences with commercial production of the related computerized vending machines and is charged as an expense using the straight line method over three years. During each of the fiscal years ended March 31, 2002, 2001 and 2000 no development costs met the criteria for deferral.

Goodwill and other intangible assets

Effective July 1, 2001, the Company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to goodwill and other intangible assets. The new recommendations require that goodwill and intangible assets with indefinite lives no longer be amortized. Instead, these amounts will be subject to a fair value-based annual impairment assessment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Details of the effect of this new accounting standard on the business acquisition made during the year ended March 31, 2002 are described in Note 6 of the accompanying consolidated financial statements of DataWave Systems Inc.

Foreign currency translation

The Company's functional currency is the U.S. dollar since it is the currency of the primary economic environment in which the company operates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Depreciation and amortization is translated at the same rate as the assets to which it relates. Revenues and expenses are translated at the average exchange rate in effect during the period. Foreign exchange gains and losses are included in the statement of operations in the period in which they occur. The assets, liabilities and results of operations of the Company's subsidiaries which operate in environments which use other than the U.S. dollar are translated into U.S. dollars using the temporal method on the basis that they are integrated with the operations of the Company.

Future Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax basis. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

Comparison of Years Ended March 31, 2002 and 2001

Revenues

Revenues were $13,291,001 for the fiscal year ended March 31, 2002 compared with $6,818,968 for the fiscal year ended March 31, 2001. DataWave considerably expanded its involvement in the Canadian prepaid long distance telephone market in July 2001 by acquiring AT&T's Canadian Prepaid Card Company. This business, which generates all its revenues from the wholesaling of prepaid long distance phone cards to retailers, provided $5,322,954 of revenues since July 13, 2001, the date of acquisition. The Company experienced net agency revenue (gross proceeds less cost of time) growth of 25%, to $5.6 million, in the United States from the retail sale of prepaid calling cards through its network of intelligent vending machines. A significant reason for this growth was renegotiating lower rates on the cost of time with AT&T. The Company also exceeded its purchase commitments during fiscal 2002 and received a rebate from AT&T. One location, Atlanta International Airport, accounted for 5% of total revenues. One customer in Canada, Wallace & Carey Inc., accounted for 20% of total revenues. Recharge revenues more than doubled to $600,000, as did Point of Sale ("POSA") revenues that increased to $200,000.

In December 2001 the Canadian Institute of Chartered Accountants issued "Emerging Issues Committee Release No. 123 entitled Reporting Revenue Gross as a Principal versus Net as an Agent" ("EIC 123") which is effective for fiscal years commencing on or after January 1, 2002. This release identifies certain relevant facts and circumstances that should be considered in determining whether a Company reports revenue on a gross or net basis. Management has reviewed these indicators and concluded that certain revenues from sales of prepaid phone cards under third party brands where the Company is not the primary obligor of the service and does not incur significant inventory risk may be more appropriately recorded on a net rather than gross basis. The Company has elected to early adopt this new accounting standard on a retroactive basis effective April 1, 2001 with the effect that revenues and cost of revenues were each decreased by $2,002,312, $2,633,359, and $2,876,005, respectively for the years ended March 31, 2002, 2001 and 2000. Gross revenue and gross expenditure numbers are restated in fiscal 2002's financial statements as compared to the financial statements issued by the Company in fiscal 2001 and fiscal 2000.

This early adoption of a new accounting standard had no effect on previously reported net income or loss or income (loss) per share for any prior year.

The Company's United States revenues have been substantially dependent upon the number of unit placements and locations offering prepaid calling cards in the United States. The following table lists the number of DTM, OTC, traditional (or non-networked) machine unit placements and the retail locations in which the Company's prepaid calling cards are sold in the United States.
	March 31
	2002	2001
DTM units	975	967
OTC units	329	340
Traditional machine units	13	142
Retail locations	600	600

The Company owns and operates all DTMs, OTCs and traditional vending machines. These machines have an estimated replacement value of more than $3,250,000 as at March 31, 2002.

Expenses of Operations

Cost of Revenues

Cost of revenues were $8,298,831 or 62.4% of revenues, for the fiscal year ended March 31, 2002, compared to $3,958,793 or 58.1% of revenues, during the fiscal year ended March 31, 2001. The Company's cost of revenues consists primarily of payments to carriers who provide long distance telephone time, commissions to landlords and site agents for DTM and OTC placements and includes various service related and supply costs to maintain the DataWave System.

The overall cost of revenue was 74.3% in Canada, with cost of time being 65.9%. The overall cost of revenue was 54.5% in the U.S. The U.S. business has a significant commission component of cost of revenues. Commissions and site rentals costs increased in the U.S. to 30.3% for fiscal 2002 from 28.8% of revenue for the prior year. This is a result of redeploying DTM's into higher volume locations and changes in the overall product mix. Production and service related costs were lower as a percent of sales.

General and Administrative Expenses

General and administrative expenses ("G&A") were $1,921,871 or 14.5% of revenues during fiscal 2002, compared to $1,640,387 or 24.1% of revenues during the same period last year. The decrease as a percent of revenues was primarily due to the higher revenue base to absorb these expenses.

The Company recorded a recovery of $384,000, in March 2002, on determination of its share of liabilities relating to the December 1998 termination of a joint venture operation.

During the quarter ended December 31, 2001 the Company incurred approximately $54,000 of "G&A" expenses related to a cancelled business transaction with Imprimis, Inc.

On March 27, 2000 a third party filed a writ of summons in the Supreme Court of British Columbia claiming that the Company is obligated to pay an introduction fee in the amount of $1,200,000 in connection with services performed by the third party. The Company settled this matter in July 2001 for $55,000 and recorded the settlement in "G&A" expense. This matter was referred to in Note 11(b) "Commitment and Contingencies" of the Company's audited consolidated financial statements for the fiscal year ended March 31, 2001.

Selling and Marketing Expenses

Selling and marketing expenses were $1,050,438 or 7.9% of revenues during fiscal 2002, as compared to $603,513 or 8.9% (adjusted for a $251,321 co-op marketing rebate received in fiscal 2001) of revenues during the fiscal year ended March 31, 2001. The increase is attributable primarily to increased advertising and promotion expenses of $111,040 for fiscal 2002 as compared to $20,477 for the same period last year.

Research and Development Expenses

Research and development expenses increased $6,491 or 0.6% to $1,007,170 (7.6% of revenues) during fiscal 2002, from $1,000,679 (14.7% of revenues) during the fiscal year ended March 31, 2001.

As the DataWave phone card solutions reach maturity in their life cycle, these systems and utilities are being reengineered to consolidate platforms, standardize database messaging and structures, and afford maximum network availability. Resources have been focused on programs to develop new networks, platforms and relationships for supporting stored value card-based transaction programs and point of sale activated card programs.

The Company expenses research costs as they are incurred. Development costs are deferred to the extent that their recovery can be reasonably regarded as assured. During each of the years ended March 31,

2002, 2001 and 2000 no development costs met the criteria for deferral and all such costs were expensed as incurred.

U.S. GAAP Differences

Total assets and total shareholders' equity for Fiscal 2002 are $23,010 lower under U.S. GAAP than Canadian GAAP because of SFAS No.130, Reporting Comprehensive Income. Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners). The Company's comprehensive income differs from net income applicable to common shareholders by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period which, during fiscal 2002, amounted to an additional loss of $23,010.

Net income for the year under U.S. GAAP in the amount of $607,574 is greater than net income for the year under Canadian GAAP because under FASB Interpretation No. 44, increases and decreases in the trading price of the Company's common stock over the exercise price of the related share purchase option for variable stock options are recorded as employee compensation expense or recovery. As well, Statement of Financial Accounting Standards No. 123 requires compensation expense to be determined for stock options granted to consultants. For further details of these adjustments refer to Note 14 to the Consolidated Financial Statements of the Company.

Overview for Fiscal 2001

DataWave derived substantially all of its revenues from the resale of prepaid long distance telephone time supplied by long distance carriers. Sales of prepaid calling cards under third party brands where the Company is not the primary obligor of the related phone service, does not incur significant inventory risk and has no significant continuing obligation with respect to operation of the card subsequent to sale are recognized at the date of sale on a net basis. The resulting net agency revenue earned is calculated as the difference between the gross proceeds received and the cost of the related phone time. Sales of Company or custom branded cards where the Company incurs inventory risk and is an obligor to the retail or wholesale customer is deferred at the date of sale and recognized as the card is used or expires, unless they are "first use cards" where the full obligation to the phone service provider is fixed and determinable at the date of sale. Revenues from the latter cards are recognized at the date of sale as the Company's continued obligations effectively end on that date.

In December 2001 the Canadian Institute of Chartered Accountants issued "Emerging Issues Committee Release No. 123 entitled Reporting Revenue Gross as a Principal versus Net as an Agent" ("EIC 123") which is effective for fiscal years commencing on or after January 1, 2002. This release identifies certain relevant facts and circumstances that should be considered in determining whether a Company reports revenue on a gross or net basis. Management has reviewed these indicators and concluded that certain revenues from sales of prepaid phone cards under third party brands where the Company is not the primary obligor of the service and does not incur significant inventory risk may be more appropriately recorded on a net rather than gross basis. The Company has elected to early adopt this new accounting standard on a retroactive basis effective April 1, 2001 with the effect that revenues and cost of revenues were each decreased by $2,633,359, and $2,876,005, respectively for the years ended March 31, 2001 and 2000. Gross revenues and gross expenditure numbers are restated using EIC 123 as compared to the financial statements issued by the Company in fiscal 2001 and fiscal 2000.

This early adoption of a new accounting standard had no effect on previously reported net income or loss or income (loss) per share for any prior year.

The Company directed its focus to the U.S. marketplace, and believes that its relationship with AT&T provided it with competitive advantages in the prepaid phone card market. One element of the

Company's business strategy is to increase the Company's penetration of premier site locations and to expand its strategic relationship with AT&T for the distribution of prepaid phone cards.

A key part of this strategy is maintaining the Company's leadership in electronic distribution network technology. In Fiscal 2001, the Company initiated significant development efforts to enhance the DataWave System for introduction of new products and to provide transaction processing capability.

Comparison of Years Ended March 31, 2001 and 2000

Revenues

Revenues were $6,818,968 for Fiscal 2001 compared with $6,958,449 for the year ended March 31, 2000 ("Fiscal 2000").

The Company experienced net agency sales growth of 35% in the United States. A significant reason for this growth was renegotiating lower rates on the cost of time with AT&T. Additionally, gross proceeds received from agency sales increased 7%. One location, Atlanta International Airport, with 32 DTMs installed, accounted for 8% of total revenues. Increases in recharge and POSA revenue were offset by a decline in promotional business, resulting in a 2% decrease in total revenue on a year to year comparative basis.

The Company's revenues were substantially dependent upon the number of unit placements and locations offering prepaid calling cards in the United States. The following table lists the number of DTM, OTC, traditional (or non-networked) machine unit placements and the retail locations in which the Company's prepaid calling cards are sold in the United States.
	March 31
	2001	2000
DTM units	967	909
OTC units	340	463
Traditional machine units	142	215
Retail locations	600	425

The Company owns and operates all DTMs, OTCs and traditional vending machines. These machines have a replacement value of more than $3,250,000 as at March 31, 2001.

Expenses of Operations

The Company has experienced several significant changes in expenses in individual years during Fiscal 2001 and Fiscal 2000.

As a result of changes in the Company's operations over these past two fiscal years and because its principal operating expenses have not been consistent over sequential periods, period-to-period expenses as percentages of revenues have varied significantly. These operating costs and percentages should not be relied upon as indications of future performance.

Cost of Revenues

Cost of revenues for Fiscal 2001 were $3,958,793, a decrease from $4,087,230 in Fiscal 2000. The Company's cost of revenues consists principally of payments to carriers who provide long distance telephone time, commissions to landlords and site agents for DTM and OTC placements and includes various service-related and supply costs to maintain the DataWave System.

Lower costs for long distance telephone costs were partially offset by increases in commissions and site rental costs. Commissions and site rental cost increases were a result of the changes in the overall product mix.

General and Administrative Expenses

General and administrative expenses ("G&A") increased 4% ($64,773) to $1,640,387 or 24% of revenues during Fiscal 2001, from $1,570,645 or 23% of revenues for Fiscal 2000.

Increases in accounting, audit, legal and salary expense were offset by reductions in bad debt, office expenses, repair and maintenance, and miscellaneous expenses.

Investor relations expense at $58,884 for Fiscal 2001 increased by $23,025 or 64% over the previous fiscal year. In December 2000, Ideas Inc., a New York based investor relations firm, was retained to develop a marketing and communications strategy, including an investor communication strategy. This agreement called for a monthly fee of $1,000 and the issue of 100,000 options at $1.25. The agreement was terminated subsequent to the end of Fiscal 2001.

Selling and Marketing Expenses

Selling and marketing expenses increased $3,073 to $602,513 or 9% of revenues during Fiscal 2001, from $599,440 or 9% of revenues during Fiscal 2000. Advertising and promotional expenses were scaled back during Fiscal 2001.

The cost of marketing was offset by $250,321 received under co-op marketing agreements with major suppliers during Fiscal 2001 and $90,458 during Fiscal 2000.

Research and Development Expenses

Research and development expenses ("R&D") increased $648,739 to $1,000,679 or 15% of revenues during Fiscal 2001, from $351,940 or 5% of revenues during Fiscal 2000. The increase in R&D is due to the continued development of the DataWave System and the development of new products and new technology.

U.S. GAAP Differences

Total assets and total shareholders' equity for Fiscal 2001 are identical under both Canadian and U.S. GAAP.

Net loss for the year under U.S. GAAP in the amount of $693,630 is greater than the net loss for the year under Canadian GAAP because under FASB Interpretation No. 44, increases in the trading price of the Company's common stock over the exercise price of the related share purchase option for variable stock options are recorded as employee compensation expense. As well, Statement of Financial Accounting Standards No. 123 requires compensation expense to be determined for stock options granted to consultants.

B. Liquidity and Capital Resources

Liquidity and Capital Resources as of March 31, 2002

The Company has financed its operations, including development, from cash flow generated from its operating activities during fiscal 2002 and 2001. The Company has a working capital deficit of $220,114 at March 31, 2002 and had a working capital surplus of $1,427,338 at March 31, 2001. In prior years, the Company has financed its operations principally through the private placement of equity securities and asset based financing.

Cash and cash equivalents at March 31, 2002 were $1,911,888 compared with $2,462,033 at March 31, 2001.

DataWave's operating activities provided cash of $368,350 during the fiscal year ended March 31, 2002 compared with $381,592 during the fiscal year ended March 31, 2001. DataWave paid $1.3 million in cash to acquire AT&T's Canadian Prepaid Card Company in July 2001 and acquired $686,745 of cash as part of the transaction. Net cash used for other investing activities was $325,993 and $364,604 for the fiscal years ended March 31, 2002 and 2001, respectively. Cash used for other investing activities was attributable to capital expenditures for machinery and equipment.

The Company's material long-term obligations as of March 31, 2002 comprised the telecommunications service agreements with AT&T Corp. which provide for, among other things, the purchase of long-distance telephone service from AT&T, and operating lease commitments for office space, computer and office equipment.

The Company believes that it currently has sufficient cash resources and working capital to meet its ongoing obligations as they become due during the 2003 fiscal year. Depending on the overall structure of potential future product initiatives, strategic alliances and acquisitions, the Company may have additional capital requirements related to funding these potential future product initiatives, strategic alliances and acquisitions of products or other businesses.

The Company's working capital and capital requirements will depend upon numerous factors, including the level of resources that the Company devotes to the continued development of the DataWave System and the development of new products and new technology, and the overall structure of potential future strategic alliances and acquisitions of products or other businesses. Furthermore, a continued decline in the travel-related industry, which the Company's U.S. revenues are dependent upon, and general softness in the U.S. and Canadian economies would continue to pressure the Company's cash levels.

The Company may require additional capital in the future to fund future product initiatives, strategic alliances and acquisitions of products or other businesses. Accordingly, the Company may seek funding from a combination of sources, including equity and debt financing. No assurances can be given that additional funding will be available or, if available, at terms acceptable to the Company. If adequate capital is not available, the Company's business can be materially and adversely affected.

Liquidity and Capital Resources as of March 31, 2001

In Fiscal 2001 the Company financed its operations and development from cash flow from its operating activities. The Company had a working capital surplus of $1,427,338 and $1,856,584 at March 31, 2001 and 2000 respectively. In prior years, the Company has financed its operations principally through the private placement of equity securities and asset based financing.

At March 31, 2001, the Company had cash and cash equivalents on hand of $2,462,033 compared with $2,437,885 at the same date last year.

The Company's operating activities generated cash of $381,592 for Fiscal 2001 and used cash of $918,438 for Fiscal 2000. Net cash used for investing activities was $364,604 and $102,588 for Fiscal

2001 and 2000, respectively. Cash used for investing activities was attributable to capital expenditures for machinery and equipment in both fiscal years. Cash provided by financing activities resulted from the issuance of equity of $7,160 in Fiscal 2001 and $2,718,880 in Fiscal 2000.

On April 7, 2000, the Company announced that it had entered into an agreement with Atlantic Communications International Ltd. of Nassau, Bahamas ("ACI") and affiliated companies for a private placement of 12,000,000 units at a price of $0.65 per unit. Each unit was to consist of one common share and one non-transferable share purchase warrant. This private placement was terminated in June 2000 by mutual agreement.

On September 19, 2000, the Company received approval to continue the Company into the Yukon Territory from British Columbia. The principal purpose for this move is to allow the Company to elect or appoint the most qualified directors to its board of directors. Unlike most Canadian jurisdictions, the Yukon Business Corporations Act does not require that a majority of the Company's directors be Canadian residents.

Management of the Company is of the view that the Business Corporations Act (Yukon) will provide to shareholders of the Company substantively the same rights as are available to shareholders under the Company Act (British Columbia), including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions.

In November 2000, ACI and Internet Twenty First Century Ltd. ("I21C") agreed to transfer 11,608,333 common shares and 13,000,000 warrants to Cash Card Communications Corp Ltd. ("Cash Card Communications"), a private Bermuda company beneficially owned by the same shareholders. In addition, Cash Card Communications acquired an additional 4,166,667 common shares of the Company from Sungold Nominees Ltd.

According to information provided by them, Cash Card Communications owned a total of 15,775,000 common shares comprising 36% of the outstanding common shares of the Company as of March 31, 2001.

In conjunction with the reorganization of the control block, Cash Card Communications has acquired all the shares of Datawave International Ltd., a private British limited company that holds a license to use the DataWave technologies outside of the Americas.

The Company's material long-term obligations as of March 31, 2001 comprised the telecommunications service agreements with AT&T Corp. which provide for, among other things, the purchase of long-distance telephone service from AT&T, and operating lease commitments for office space, computer and office equipment.

The Company believed that its available cash resources and working capital would be sufficient to satisfy the funding of its product development programs, and other operating and capital requirements for the foreseeable future. Depending on the overall structure of potential future strategic alliances and acquisitions, the Company may have additional capital requirements related to funding these potential future strategic alliances and acquisitions of products or other businesses.

The Company's working capital and capital requirements will depend upon numerous factors, including the levels of resources that the Company devotes to the continued development of the DataWave System and the development of new products and new technology, and the overall structure of potential future strategic alliances and acquisitions of products or other businesses.

The Company may require additional capital in the future to fund future strategic alliances and acquisitions of products or other businesses. Accordingly, the Company may seek funding from a combination of sources, including additional equity and debt financings. No assurances can be given that additional funding will be available or, if available, on terms acceptable to the Company. If adequate capital is not available, the Company's business can be materially and adversely affected.

Effect of Inflation

In the Company's view, at no time during any of the last three fiscal years has inflation had a material impact on the Company's sales, earnings or losses from operations, or net earnings.

C. Research and Development, Patents and Licenses, etc

Since Fiscal 2000, the Company implemented a strategy to bring new products to market and to leverage the existing DataWave System technologies. This required a significant investment in development, primarily the addition of development and engineering staff. Additional costs for equipment, travel and training were incurred.

The DataWave System consists of DataWave Merchandisers, over-the-counter "swipe" units for point-of-sale prepaid retailing, the DataWave Gateway System and the DataWave Management System. Development is focused on two main areas. R&D costs have increased to support systems standardization and consolidation requirements.

As the DataWave phone card solutions reach maturity in their life cycle, these systems and utilities are being reengineered to consolidate platforms, standardize database messaging and database structures, and afford maximum network availability. Additional resources were added to focus towards new electronic fund transfer (EFT) programs to develop new networks, platforms, and relationships for supporting stored value and card based transaction programs. These programs should add depth and diversity to DataWave's current line of business.

Over the past three fiscal years, the Company expended a total of $2,359,789 on the research and development of its current products and services. The following table sets forth the amount of money the Company expended in each of the past three years on R&D:

YEAR ENDED	Total Amount Expended on R&D
March 31, 2002	$1,007,170
March 31, 2001	$1,000,679
March 31, 2000	$351,940

D. Trend Information

Comparable revenues are expected to grow slowly. Revenues generated from the sale of prepaid long distance phone cards through the DataWave Merchandisers in the U.S. continue to grow. Revenues generated from the promotional sale of prepaid long distance phone cards continue to decline. Revenues generated from the bulk sale of preactivated prepaid phone cards to retail establishments in Canada are expected to grow slowly. Cost of time, which is the major component of cost of revenue, is expected to decline somewhat as a result of renegotiating lower rates. However, the overall cost of revenue is expected to increase as a percent of sales due to higher sales commission costs. R&D costs are expected to continue at similarly high levels due to the continued development of the DataWave System, the MyCardStatus.com web site, and the development of new products.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.

The names of the directors and executive officers of the Company, their positions and functions in the Company, the periods during which they have served as directors and/or executive officers of the Company, and principal business activities performed outside the Company, are as follows:
Name/Position(s) with the Company	Tenure in Office	Functions and Area of Expertise	Business Experience and Principal Business Activities Outside the Company
Marc L. Belsky Chief Financial Officer and Director	Director since December 2000; CFO since July 2001

Mr. Belsky is responsible for developing and implementing the financial strategy of the Company; as a director, as well, Mr. Belsky is responsible for the financial management and supervision of the affairs and business of the Company.

Business Executive; Senior Vice President, Payment Products and Services Division of Michigan National Bank from January 1998 to June 29, 2001; Various positions with Michigan National Bank from 1986 to 1998.

Larry D. Bouts Director	Director since July 2001	Independent Director.

Business Executive; Advisor, RHV Group from April 2002 to present, Principal and Co-Founder of IndiGo Ventures, LLC from 1999 to April 2002; Chairman and CEO of Six Flags Theme Parks from 1995 to 1998; President of Toys "R" Us International Division from 1990 to 1995; Various positions with Pepsico from 1977 to 1990.

Abe Carmel Chairman and Director	Director since July 1999	Director and Nominee of Cash Card Communications Corp.

Business Executive; CEO of Cash Card Communications Corp. Ltd. from 2000 to present; CEO of Atlantic Communications International, Ltd. from 1999 to 2000; COO of Chadwell Hall Holdings from 1998 to 1999; Chairman of the Board of Carmel Associates LLC from 1994 to present.

Joshua Emanuel President, Chief Executive Officer, and Director	President, CEO and Director since July 1999.	Mr. Emanuel is responsible for the day to day operations of the Company.

Business Executive; President and CEO of the Company from 1999 to present; VP of Sales and Marketing of the Company's U.S. subsidiary from 1997 to 1999; VP of Sales and Marketing of Freemont Quality Products from 1994 to 1997; President of Interurbain Communications from 1995 to 1997; President of Colorama Photo Inc. from 1983 to 1997.

Bernard Pinsky Secretary and Director	Director since February 2002	As the Corporate Secretary, Mr. Pinsky is responsible for keeping all legal records and making all necessary filings for the Company.	Attorney; Partner at Clark, Wilson from 1987 to present and the Chair of its Corporate Finance/Securities and U.S. Law Practice Groups
Thomas J. Sikorski Director	Director since July 2001	Independent Director.

Business Executive; Managing Director First Federal Reserve Corp from June 2002 to present, Managing Director and Co-founder of Winward Capital Partners from 1994 to June 2002; formerly Director of Private Equity Investments for Metropolitan Life Insurance.

Ron Bozek Vice President Sales, U.S.	Vice President since July 1999.	Mr. Bozek is responsible for the Company's U.S. sales efforts, management of the U.S. sales force, and management of the AT&T relationship.	Prepaid Market Manager at AT&T until 1999; forty one (41) years experience in the telecommunication industry with AT&T.
John Gunn General Manager	General Manager since July 1999.	Mr. Gunn is responsible for all North American operations of the Company.	Operation Manager of DataWave with 20 years experience in senior positions in operations, information technology and finance.
David Knox Vice President and Chief Technology Officer	Vice President since April 2000.	Mr. Knox is responsible for the Company's research and development efforts and management of its technology infrastructure.	Over 18 years of developing and deploying voice, data and EFT networks in the technology industry; Vice President of Operations of Automated Technology Machines Incorporated from 1995 to 2000.
David Linton Vice President, Business Development, Canada	Vice President since July 2002.	Mr. Linton is responsible for the Company's Canadian business development and marketing efforts.

Business Development Manager of DataWave Prepaid Card Company and predecessor phone card companies from 1999 to present, various positions TeleNet Telecom Inc. 1995 to 1997, Sales Representative Colliers International and Re/max 1987 to 1995.

John Pickard Vice President, Sales, Canada	Vice President since July 2002.	Mr. Pickard is responsible for the Company's Canadian sales efforts, and management of the Canadian sales force.

Sales Manager of DataWave Prepaid Card Company and predecessor phone card companies from October 1996 to present; General Manager of ProMark from 1995-1996; Vice-President, In-Store Sales of Telemedia Publishing from 1985-1995.

Bill Turner Vice President Business Development, Corporate	Vice President since July 1999.	Mr. Turner is responsible for the Company's overall business development and marketing efforts.	More than 12 years experience in marketing and developing new business of national vending companies.

All directors hold office until the next annual meeting of shareholders of the Company and until their successors have been elected and qualified. The Articles of the Company permit the board of directors to appoint directors to fill vacancies that may occur on the board from time to time. The Articles of the Company also permit the board of directors to add additional directors to the board between successive annual meetings so long as the number appointed does not exceed more than one-third of the number of directors appointed at the last annual meeting. Officers of the Company serve at the discretion of the board of directors. There are no arrangements or understandings between any of the directors or officers of the Company and any other person pursuant to which they were selected as a director or officer of the Company. There are no family relations between any director or officer of the Company and any other director or officer of the Company.

B. Compensation

Executive Compensation

Particulars of compensation paid to:

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $66,000 (Cdn$100,000) per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

(the "Named Executive Officers") for each of the Company's three most recently completed fiscal years are set out in the summary compensation table below:
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Position of Principal	Fiscal Year Ending	Salary (U.S. $)	Bonus	Other Annual Compen-sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Josh Emanuel President and CEO	2002 2001 2000	$200,000 $173,333 $115,000	Nil Nil Nil	Nil Nil Nil	Nil 184,500 710,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
David Knox Vice President, Chief Technology Officer	2002 2001 2000	$150,000 $147,115 Nil	Nil Nil Nil	Nil Nil Nil	Nil 400,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

Marc Belsky Vice President, CFO	2002 2001 2000	$112,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
John Gunn General Manager	2002 2001 2000	$77,261 $75,355 $64,567	Nil Nil Nil	Nil Nil Nil	Nil 23,769 150,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Bill Turner Vice President, Business Development	2002 2001 2000	$65,131 $62,092 $52,284	Nil Nil Nil	Nil Nil Nil	Nil 19,016 115,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Marc Belsky Vice President, CFO	200,000	14%	Cdn$0.28	Cdn$0.28	April 4, 2004

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contracts exist between the Company and the Named Executive Officers.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above.

Abe Carmel receives director's fees of U.S. $7,500 per month plus employee benefits.

No cash compensation was paid to any other director of the Company for the director's services as a director during the fiscal year ended March 31, 2002 other than payment to a professional for time at his standard hourly rate.

The Company had no other standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

During the most recently completed financial year, the Company granted the following stock options to Directors of the Company:

Name of Director	No. of Shares	Exercise Price per Common Share	Date of Grant Expiry Date
Larry Bouts	100,000 50,000	Cdn$0.29 Cdn$0.25	March 4, 2002/July 31, 2007 July 31, 2001/July 31, 2005
Thomas Sikorski	50,000 50,000	Cdn$0.25 Cdn$0.29	July 31, 2001/July 31, 2005 March 5, 2002/July 31, 2007
Bernard Pinsky	100,000	Cdn$0.29	March 5, 2002/July 31, 2007

Management Contracts

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

C. Board Practices

All directors are elected for a one-year term. All officers serve at the pleasure of the board of directors. The Company held its 2001 Annual General Meeting on July 30, 2001. The next Annual General Meeting of the Shareholders of the Company has been scheduled for July 29, 2002.

Committees

The members of the Company's audit committee are Bernard Pinsky, Tom Sikorski and Marc Belsky. An audit committee charter has been approved by the directors. The audit committee reviews and approves the scope of the audit procedures employed by the Company's independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and the Company's accounting and reporting principles, policies and practices, as well as the Company's accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors. Members of the audit committee receive no separate remuneration and their appointments are not for any fixed term. Their appointments are not subject to any specific terms of reference.

The members of the Company's compensation committee are Larry Bouts, Abe Carmel and Bernard Pinsky. The compensation committee reviews and approves the executive compensation structure for the Company. The compensation committee also reports to the board of directors with respect to its findings and recommends any adjustments in executive compensation if necessary. Members of the compensation committee receive no separate remuneration and their appointments are not for any fixed term. Their appointments are not subject to any specific terms of reference.

The Company currently does not have an executive committee.

D. Employees

As of March 31, 2002, the Company and the Subsidiaries employed a total of 74 individuals. Of these, 14 employees serve in a management and administrative capacity, 15 employees serve in a sales and marketing capacity, 19 employees serve in a research and development capacity, 6 employees serve in a production capacity and 20 employees serve in a service and support capacity. These employees operate out of the following offices of the Company:
Office Location	Mgmt. & Admin.	Sales & Marketing	Research & Development	Production	Service & Support	Total
Vancouver, B.C.	9	2	17	5	10	43
Burlington, Ontario	2	8	2	nil	5	17
Pompton Plains, New Jersey	3	5	nil	1	5	14
Totals:	14	15	19	6	20	74

The Company expects to hire additional personnel as and when circumstances warrant.

E. Share Ownership

Shares

As at June 30, 2002, The directors and the senior executive officers of the Company as a group owned 718,000 DataWave common shares, excluding options and warrants, which common shares represent 1.6% of the Company's issued share capital. Josh Emanuel is the only director or the senior executive officer of the Company who individually owns over 1% of the issued and outstanding common shares of the Company. Mr. Emanuel owns 550,000 common share which represents 1.3% of the Company's issued share capital.

Options

Under the terms of the Company's Stock Option Plan (the "Plan"), the board of directors may grant stock options to employees, officers, directors and independent consultants of the Company and its subsidiaries for their contributions to the Company. This includes options granted prior to the implementation of the Plan which were deemed to be re-granted under the Plan. Options granted under the Plan are not transferable by an optionee, and each option is exercisable only by such optionee. The expiry date will be fixed by the board of directors but will be not later than the tenth anniversary of the award date and the exercise price of each option will be not less than 100% of the fair market value on the date of grant, and generally will be determined by reference to the market price for the shares of the Company for thefive trading days immediately preceding the day on which the TSX Venture Exchange receives the required notice that the board granted the option. In no cases will an optionee be granted an option where the number of shares that may be purchased by an optionee pursuant to the option exceed, when added to the number of shares available for purchase pursuant to options previously granted to the optionee which remain exercisable, 5% of the Company's issued and outstanding share capital as of the award date of the option being granted. On Plan initiation, approximately 5,370,000 common shares were reserved for issuance under the Plan and at March 31, 2002 approximately 441,000 were available for issuance. As of March 31, 2002, stock options in respect of 4,929,059 shares of common stock of the Company were outstanding, of which 3,028,879 were issued to directors and officers of the Company.

The following table sets forth the individual grants of options to purchase shares of common stock of the Company made to each of the officers and directors as of March 31, 2002:
Optionee	Number of Shares Issuable Upon Exercise of Options	Exercise Price Per Share	Expiration Date
Marc Belsky	200,000 50,000	$0.18 $0.19	April 4, 2004 April 4, 2004
Larry Bouts	100,000 50,000 50,000	$0.18 $0.16 $0.36	July 31, 2007 July 31, 2005 April 4, 2004
Abe Carmel	200,000	$0.13	April 4, 2004
Joshua Emanuel	1,020,500 184,500	$0.13 $0.14	April 4, 2004 April 4, 2004
Bernard Pinsky	100,000	$0.18	July 31, 2007
Tom Sikorski	50,000 50,000	$0.16 $0.18	July 31, 2005 July 31, 2007
Ronald Bozek	75,000 25,000 31,094	$0.13 $0.52 $0.36	April 4, 2004 April 4, 2004 April 4, 2004
John Gunn	100,000 50,000 23,769	$0.13 $0.52 $0.36	April 4, 2004 April 4, 2004 April 4 , 2004
David Knox	200,000 200,000	$0.48 $0.19	April 4, 2004 April 4, 2004
Dave Linton	50,000	$0.18	July 18, 2005
John Pickard	50,000	$0.18	July 18, 2005
Bill Turner	111,000 14,000 25,000 19,016	$0.13 $0.14 $0.52 $0.36	April 4, 2004 April 4, 2004 April 4, 2004 April 4, 2004

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company.

As of June 30, 2002 there were 43,889,334 common shares of the Company issued and outstanding. As of that date the Company had 150 registered holders of its common shares, 128 of whom were residents of the United States. The total shareholdings of such U.S. shareholders of record as of March 31, 2002 were 10,400,000 common shares representing 24% percent of the issued and outstanding capital of the Company.

As at March 31, 2002, to the best of the Company's knowledge, only the following beneficially own, directly or indirectly, more than 5% of the issued shares of the Company. To the best knowledge of the Company, there are no voting arrangements with other shareholders of the Company.

Name of Shareholder	Number of Common Shares Beneficially Owned	Percentage of Issued Share Capital
Cash Card Communications Corp. Ltd. (1)	17,949,000	40.9%

(1) Management is unaware of all the beneficial owners of the shares of Cash Card Communications Corp. Ltd., however, Mr. Abe Carmel, the Chairman and a director of the Company, is also the Chief Executive Officer of Cash Card Communications Corp. Ltd.

In the past four years, there were a few significant changes in the percentage ownership held by the Company's major shareholders.

In November 2000, ACI and I21C transferred 11,608,333 common shares and 13,000,000 warrants to Cash Card Communications. In addition, Cash Card Communications acquired an additional 4,166,667 common shares of the Company from Sungold Nominees Ltd. This transaction resulted in Cash Card Communications owning 15,775,000 common shares, which at the time represented 36% of the Company's issued share capital.

In February 2002, Cash Card Communications acquired an additional 2,174,000 common shares of the Company from a private investor. As a result, Cash Card Communications currently owns 17,949,000 common shares, which represents 40.9% of the Company's issued share capital.

All shares of the Company have the same voting rights.

B. Related Party Transactions

Except as otherwise disclosed herein, no director, senior officer, principal shareholder, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Company that has materially affected the Company, or any proposed transaction that would materially affect the Company, except for an interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

During June 2001, the Company arranged a private placement with Cash Card Communications. Cash Card Communications agreed to loan $1,200,000 to the Company secured by a promissory note for the full amount of the loan with interest accruing at a rate of 7.8% per annum compounded semi-annually and not in advance and payable monthly in arrears. The loan was to be paid to the Company in two instalments. The first instalment of $800,000 was received on June 30, 2001. By mutual agreement the loan was repaid in full in September 2001.

During fiscal 2002 the Company paid $115,000 for legal fees to a law firm in which a director of the Company is a partner. This partner became a director of the Company in February 2002.

During fiscal 2002 the Company agreed to indemnity its officers and directors from liabilities or costs arising from their acting as director or officers or from conducting their duties on behalf of the Company.

C. Interests of experts and counsel

Not Applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information

The Company's financial statements are stated in U.S. Dollars and are prepared in accordance with Canadian General Accepted Accounting Principles. All audited statements are in U.S. Dollars.

Financial Statements Filed as Part of the Annual Report:

Financial Statements of the Company for Years Ended March 31, 2002, 2001 and 2000 (audited), reported on by Deloitte & Touche LLP.

Auditor's Report dated May 17, 2002 as to disclosure changes for generally accepted accounting principles in the United States.

Balance Sheets for the years ended March 31, 2002 and 2001.

Statements of Operations for the years ended March 31, 2002, 2001 and 2000.

Statements of Cash Flows for the years ended March 31, 2002, 2001 and 2000.

Notes to Financial Statements

Legal Proceedings

The Company entered into an agreement with Frontier Communications International Inc. in April 1997 to provide Frontier's services through the Company's DTMs and OTCs through August 4, 1999. In October 1997, Frontier terminated its contract to provide the Company with long distance time and service. In 1998, the Company delivered demand letters to Frontier stating that Frontier had breached its agreement and requesting settlement discussions. To date no response has been received from Frontier.

On April 21, 1999 the Company received a solicitors letter initiated by the purchaser of the former Cardxpress assets claiming that the Company misrepresented the quality and condition of certain of the assets and is seeking to renegotiate the related asset purchase agreement. The Company and the purchaser agreed to send the matter to arbitration and in March 2000 the arbitrator found that there was no basis to reopen the related purchase agreement. The Company believes that it has substantial defences to any further claim and does not anticipate that such claim, if any, would result in a material liability to the Company.

On August 5, 1999, the Company received notice that a third party holds certain patented technology applicable to point-of-sale activation and recharging of prepaid telephone phone cards which they alleged is being infringed upon by DataWave through the use of its DataWave System. As of March 31, 2002,

the Company has not received any other notices or had any communications from such party. Based on a preliminary review of the relevant patents, the Company does not believe its DataWave System directly infringes such patents.

On March 27, 2000, the Company was served with a writ of summons in the Supreme Court of British Columbia stating that Michael Zwebner has filed a $1,200,000 (Cdn) suit against DataWave for payment of an introductory fee/commission for a transaction wherein Zwebner claimed the Company received a benefit of $12,000,000. In July of 2001, this matter was settled for $55,000.

Dividend Policy

Holders of common shares in the capital of the Company are entitled to receive such dividends as may be declared from time to time by the board of directors of the Company, in its discretion, out of funds legally available for that purpose. The Company intends to retain future earnings, if any, for use in the operation and expansion of its business and does not intend to pay any such dividends in the foreseeable future.

B. Significant Changes

Not applicable

Item 9. The Offer and Listing

DataWave's common shares are traded on the TSX Venture Exchange, formerly Canadian Venture Exchange, under the symbol "DTV" and on the National Association of Securities Dealers Inc.'s Over-the-Counter Electronic Bulletin Board (the "OTCBB") in the United States under the symbol "DWVSF".

The following tables set forth, for the periods indicated, the high and low closing prices for DataWave's common shares on the TSX Venture Exchange as reported by the TSX Venture Exchange and the high and low bid information for DataWave's common shares, as regularly quoted on the OTCBB. All closing prices reported by the TSX Venture have been converted to U.S. dollars based upon the exchange rates in effect on the last business day of each relevant fiscal period. All quotations for the OTCBB reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Trading on the OTCBB commenced in the second quarter of fiscal 1998.

Five Most Recent Fiscal Years
	TSX Venture /(CDNX)		OTCBB
Financial Year ended March 31	High	Low	High	Low
2002	0.25	0.10	0.25	0.10
2001	0.78	0.07	0.78	0.13
2000	1.51	0.10	1.51	0.12
1999	1.34	0.09	1.99	0.07
1998	2.14	0.12	2.06	0.12

Two Most Recent Fiscal Years
	TSXVenture /(CDNX)		OTCBB
	High	Low	High	Low
Fiscal 2002
First Quarter	0.25	0.14	0.25	0.14
Second Quarter	0.22	0.10	0.22	0.10
Third Quarter	0.23	0.11	0.25	0.11

Fourth Quarter	0.24	0.11	0.20	0.16
Fiscal 2001
First Quarter	0.78	0.41	0.78	0.36
Second Quarter	0.46	0.23	0.46	0.34
Third Quarter	0.48	0.13	0.46	0.18
Fourth Quarter	0.35	0.07	0.37	0.13

Six Most Recent Months
	TSX Venture /(CDNX)		OTCBB
Month ended	High	Low	High	Low
June 30, 2002	0.16	0.10	0.15	0.10
May 31, 2002	0.14	0.12	0.16	0.13
April 30, 2002	0.17	0.12	0.18	0.13
March 31, 2002	0.20	0.11	0.20	0.16
February 28, 2002	0.24	0.14	0.22	0.14
January 31, 2002	0.18	0.11	0.17	0.13

Item 10. Additional Information

A. Share Capital

Not Applicable

B. Memorandum and Articles of Association

Incorporation

The Company was continued from British Columbia to the Yukon Territory by registration of its Articles of Continuance (the "Articles") in the Yukon Territory, Canada under Certificate of Continuance number 28317 on September 1, 2000.

Objects and Purposes of the Company

The Articles and Bylaws of the Company (the "Bylaws") place no restrictions upon the Company's objects and purposes.

Directors' Powers

Section 7.1 of the Bylaws provides that a director who is a party to, or who is also a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act of Yukon (the "Act"). Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the board or shareholders, and a director whose interest in a contract is so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

Section 4.17 of the Bylaws provides that the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. No independent quorum is required when the board is making decisions on directors' remuneration.

Section 3.1 of the Bylaws provides that the board may from time to time on behalf of the Company and without authorization of the shareholders:

(a) borrow money upon the credit of the Company in such amount and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured, for such sums and at such prices as may be deemed expedient;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Company to secure performance of any past, present or future indebtedness, liability or obligation of the Company, present or future; and

(d) delegate to a committee of the board, a director or an officer of the Company all or any of the powers conferred aforesaid or by the Act to such extent and in such manner as the directors may determine.

Qualifications of Directors

Section 4.2 of the Bylaws provides that no person shall be qualified for election as a director of the Company if he is less than nineteen years of age, if he is a minor as defined in the Age of Majority Act (Yukon Territory); if he is a mentally disordered person as defined in the Mental Health Act (Yukon Territory); if he has been found to be a person of unsound mind by a court elsewhere other than in the Yukon Territory; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder.

There is no provision in the Articles or the Bylaws imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Share Rights

The Company's authorized capital consists of 100,000,000 common shares without par value, all of which are of the same class and, once issued as fully paid and non-assessable, rank equally as to dividends, voting rights, and participation in assets and in all other respects, on liquidation, dissolution or wind-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affair after the Company has paid out its liabilities. The Company's issued shares are not subject to call or assessment rights or nay pre-emptive or conversion rights. The holders of the Company's common shares are entitled to one vote for each share on all matters to be voted on at a meeting of the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

Section 175 of the Act provides that the Company's Articles may be amended by special resolution to:

(1) change any maximum number of shares that the Company is authorized to issue,

(2) create new classes of shares,

(3) change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued,

(4) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series,

(5) divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions of that series,

(6) authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions of that series,

(7) authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series,

(8) evoke, diminish or enlarge any authority conferred under paragraphs (6) and (7),

"Special resolution" is defined as a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

Meetings

Section 10.1 of the Bylaws provides that the annual meeting of the shareholders shall be held at such time in each year and at such place as the board, the chairman of the board, the managing director or the president may from time to time determine. Section 134 of the Act provides that the directors shall call an annual meeting of the shareholder not later than 15 months after holding the last preceding annual meeting. Section 10.2 of the Bylaws provides that the board, the chairman of the board, the managing director or the president shall have the power to call a special meeting of the shareholders at any time.

According to Section 10.4 of the Bylaws, notice of the time and place of each meeting of shareholders shall be given not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

Limitations on Ownership of Securities

There are no limitations on the right to own securities of the Company by non-resident or foreign shareholders imposed either by the Act, the Articles or the Bylaws.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of Canada or by the charter of the Company or other constituent documents of the Company on the right of foreigners to hold or vote common shares or other securities of the Company.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian"

as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a non-Canadian, who is not a resident of a World Trade Organization member, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company was $5 million or more. A non-Canadian would be deemed to acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the outstanding common shares of the Company (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the outstanding common shares of the Company) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to the Company's common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

1. acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

2. acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

3. acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in the Company's common shares by WTO Investors would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the "Review Threshold"), which is published by the Minister after its determination for any particular year. The Review Threshold is currently $218 million for the year 2002.

Change in Control

There are no provisions in the Articles or Bylaws that would have the effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

The Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company. Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower the Company's board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in the Articles or Bylaws or in the Act governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires that the Company disclose, in its annual general meeting proxy statement, holders who beneficially own more than 10% of the Company's issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require the Company to disclose, in its Annual Report on Form 20-F, holders who own more than 5% of the Company's issued and outstanding shares.

Changes in the Capital of the Company

There are no conditions imposed by the Articles or the Bylaws which are more stringent than those required by the Act.

C. Material Contracts

Set forth is a list of each material contract, other that the contracts entered into in the ordinary course of the Company's business, to which the Company or its affiliates are parties entered into during the past two years. Each such contract is further described elsewhere in this Report.

1. Amendment Number Two to DataWave Purchase Agreement between AT&T Corp. and DataWave Systems Inc. effective March 6, 2001 that lowered the price per minute of long distance telephone time and eliminated the penalty for failure to meet minimum purchase commitment; and

2. Share Purchase Agreement among the Company, DataWave Vending (Canada) Inc., AT&T Northern Ventures Ltd. and AT&T Prepaid Card Company dated June 25, 2001, whereby the DataWave Vending (Canada) Inc. purchased 100% of the issued and outstanding shares in AT&T Prepaid Card Company from AT&T Northern Ventures Ltd.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E. Taxation

Canadian Federal Income Taxation

The following is a summary of certain material Canadian federal income tax considerations under the Income Tax Act (Canada) (the "ITA") generally applicable to a holder of Common Shares of the Company who at all times: (i) for the purposes of the Tax Act, is not, has not been and will not be or be deemed to be resident in Canada, deals at arm's length with and is not affiliated with the Company, holds Common Shares as Capital Property, does not use or hold and is not deemed to use or hold Common Shares in the course of carrying on business in Canada, and is not a "financial institution", and (ii) for purposes of the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), is resident of the U.S. and not a resident of Canada and does not hold Common Shares as part of the business property of a permanent establishment in Canada or in connection with a fixed base in Canada ("hereinafter, a "U.S. Holder"). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the ITA and regulations thereunder. The Canadian federal income tax consequences applicable to holders of the Company's common shares will not change if the Company is deemed inactive by the Canadian Venture Exchange. Investors should however be aware that the Canadian federal income tax consequences applicable to holders of the Company's common shares will change if the Company ceases to be listed on a prescribed stock exchange like the TSX Venture Exchange. The Company will only cease to be listed on the TSX Venture Exchange if the Company is deemed inactive and it fails to file a reactivation plan within 12 months of being deemed inactive and fails to meet the tier 2 maintenance requirements within 18 months of being deemed inactive.

Accordingly, holders and prospective holders of the Company's common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of the Company's common shares should the Company cease to be listed on a prescribed stock exchange, like the TSX Venture Exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Convention, all proposed amendments to the ITA, the regulations thereunder and the Convention publicly announced by the Department of Finance, Canada prior to the date hereof, and the current published administrative policies and assessing practices of the Canada Customs and Revenue Agency (the "CCRA"). Except for the foregoing, this summary does not take into account or anticipate any changes in the law or the Convention or the administrative policies or assessing practices of the CCRA whether by legislative, governmental or judicial action or decision. This summary does not take into account or anticipate provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary does not address potential tax effects relevant to the Company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of common shares of the Company should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares of the Company.

Dividends

Amounts in respect of Common Shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder will generally be subject to Canadian non-resident withholding tax. Such withholding tax is levied at a rate of 25%, which may be reduced pursuant to the terms of the Convention. Under the Convention, the rate of Canadian non-resident withholding tax on the gross amount of dividends beneficially owned by a U.S. Holder is 15%. However, where such beneficial owner is a company which owns at least 10% of the voting stock of the Company, the rate of such withholding is 5%. The company will be required to withhold any such tax from the dividend and remit the tax directly to the CCRA for the account of the investor. A foreign tax credit for the tax withheld may be available under applicable U.S. tax law to a U.S. Holder against U.S. federal income tax liability. Moreover, the Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A U.S. Holder will not be subject to tax under the ITA in respect of any disposition of Common Shares (other than a disposition to the Company) unless at the time of such disposition such Common Shares constitute "taxable Canadian property" of the holder for purposes of the ITA. If the Common Shares are listed on a prescribed stock exchange for the purposes of the ITA (which currently includes the TSX and NASDAQ) at the time they are disposed of, they will generally not constitute "taxable Canadian property" of the U.S. Holder at the time of a disposition of such shares unless at any time during the 60-month period immediately preceding the disposition of the Common Shares, 25% or more of the issued shares of any class or series of the Company, or an interest therein or an option in respect thereof, was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm's length. The Common Shares may also be taxable Canadian property in certain other circumstances. Under the Convention, gains derived by a U.S. Holder from the disposition of Common Shares that constitute "taxable Canadian property" will generally not be taxable in Canada unless the value of the Common Shares is derived principally from real property situated in Canada. If the common shares are listed on a prescribed stock exchange for the purposes of the ITA at the time they are disposed of by a U.S. Holder or they do not constitute "taxable Canadian property", the U.S. Holder will not be required to comply with provisions of section 116 of the ITA, which requires notification to be given to the CCRA when certain property is disposed of.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of common shares of the Company who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See "Canadian Federal Income Tax Consequences" above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to the Company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of the common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a "U.S. Holder" includes a beneficial holder of common shares of the Company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of the common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of the Company and thereafter as gain from the sale or exchange of the common shares of the Company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on the common shares of the Company will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sale of the Company's common shares, will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the Company or paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of the common shares of the Company may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of the voting stock of the Company is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of the Company related to dividends received or Subpart F income received from the Company. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of the common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a "U.S. Holder" is holding shares as a capital asset, a gain or loss realized on a sale of the common shares of the Company will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of the common shares of the Company may, under certain circumstances, be treated as ordinary income, if the Company were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of "collapsible corporation"). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in the common shares of the Company. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A "collapsible corporation" is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Management of the Company is of the opinion that there is little, if not, any likelihood of the Company being deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined below) under current and anticipated conditions. However, the Registrant believes that it is a Passive Foreign Investment Company ("PFIC").

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 50% (60% in the first year) or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Registrant would be required to include in income for such year their allocable portion of the Registrant's passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Registrant to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant's qualifies as a PFIC on his pro-rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Registrant taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year, then the U.S. Holder may make an "Unpedigreed QEF Election" by recognizing as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if the Registrant is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if the Registrant no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by the Registrant. An "excess distribution" is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then the Registrant will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Registrant is a PFIC and the U.S. Holder holds shares of the Registrant) (a "Unpedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while the Registrant is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Registrant. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a

U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions." For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Registrant is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of the Registrant, the Registrant would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Registrant and the Registrant's earnings invested in "U.S. property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if the Registrant is considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of the Registrant by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Registrant attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because the Registrant is currently not and may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if the Registrant were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or the Registrant is no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Registrant as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF THE COMPANY.

Taxation of The Company

The Company will be subject to United States Federal income tax only to the extent it has United States source income from operations or investment.

F .Dividends and Paying Agents

Not Applicable

G. Statement by Experts

Not Applicable

H. Documents on Display

Any of the documents referred to above can be viewed at the offices of the Company, at 101 West 5th Avenue, Vancouver, B.C. V5Y 4A5 during normal business hours. All of the documents referred to above are in English.

I. Subsidiary Information

Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of the Company 's current assets and liabilities. At March 31, 2002, the Company had cash and cash equivalents consisting of cash on hand and highly liquid money market instruments with original terms to maturity of less than 90 days. If market interest rates were to increase immediately and uniformly by 10% from its levels at March 31, 2002, the fair value would decline by an immaterial amount. The Company does not believe that its results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to its cash and cash equivalents, given the Company's current ability to hold its money market investments to maturity. The Company does not have any long-term debt instruments so the Company is not subject to market related risks such as interest or foreign exchange on long-term debt. The Company does not enter into foreign exchange contracts to manage exposure to currency rate fluctuations related to its U.S. dollar denominated cash and money market investments.

With a portion of revenues and operating expenses denominated in Canadian dollars, a sudden or significant change in foreign exchange rates could have a material effect on the Company's future operating results or cash flows. If the Canadian dollar were to increase in value by 5% against the U.S. dollar, reported revenues would increase by $375,000, reported operating expenses would increase by $435,000, and reported net income from operations would decrease by $60,000. The Company purchases goods and services in both Canadian and U.S. dollars and earns revenues in both Canadian and U.S. dollars. Foreign exchange risk is managed by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

Item 12. Description of Securities Other Than Equities

Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

There are none.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15. Reserved

Item 16. Reserved

PART III

Item 17. Financial Statements

See the Financial Statements attached hereto and filed as part of this report.

The Company's Consolidated Financial Statements are stated in U.S. Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 14 to the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements of the Company and notes thereto as required under Item 17 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report. The audit report of Deloitte & Touche LLP, Independent Chartered Accountants, is included herein immediately preceding the Consolidated Financial Statements.

For Audited Financial Statements for Fiscal 2002, Fiscal 2001 and Fiscal 2000 please see Item 19 below.

Auditors' Report and Consolidated Financial Statements of

DATAWAVE SYSTEMS INC.

March 31, 2002 and 2001

Auditors' Report

To the Board of Directors of
DataWave Systems Inc.

We have audited the consolidated balance sheets of DataWave Systems Inc. as at March 31, 2002 and 2001 and the consolidated statements of operations and accumulated deficit and cash flows for each of the years in the three year period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

With respect to the consolidated financial statements for the years ended March 31, 2002 and 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended March 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2002 in accordance with Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Chartered Accountants

Vancouver, British Columbia
May 17, 2002

Comments by Auditor on Canada - United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. Effective June 30, 2002, the Company retroactively adopted the net method of recording certain revenues from sales of prepaid phone cards. The impact of this change in accounting policy is set out in Note 3 to the consolidated financial statements. On July 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to goodwill and other intangible assets. The impact of this change in accounting policy is set out in Note 6 to the consolidated financial statements. Effective April 1, 2001, the Company retroactively adopted the treasury stock method for the calculation of diluted earnings per share. The impact of this change in accounting policy is set out in Note 2 (m) to the consolidated financial statements.

/s/ Deloitte & Touche LLP
Chartered Accountants

Vancouver, British Columbia
May 17, 2002
63 DATAWAVE SYSTEMS INC. Consolidated Balance Sheets (Expressed in United States Dollars)
	March 31,
ASSETS	2002	2001
CURRENT ASSETS
Cash and cash equivalents	$1,911,888	$2,462,033
Accounts receivable	1,249,585	764,717
Inventories	303,749	241,514
Prepaid expenses and deposits	547,831	134,634
Future income taxes (Note 10)	79,000	79,000
TOTAL CURRENT ASSETS	4,092,053	3,681,898
MACHINERY AND EQUIPMENT, NET (Note 5)	968,055	967,905
GOODWILL (Note 6)	1,721,200	-
OTHER INTANGIBLE ASSETS (Note 6)	518,000	-
TOTAL ASSETS	$7,299,308	$4,649,803
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$3,525,810	$2,254,560
Deferred revenue	786,357	-
TOTAL CURRENT LIABILITIES	4,312,167	2,254,560
COMMITMENTS AND CONTINGENCIES (Note 12)
SHAREHOLDERS' EQUITY
Common shares (Note 7)
Authorized 100,000,000 common shares, no par value

Issued 43,889,334 shares issued and outstanding at March 31, 2002 (2001 - 43,879,334)	15,006,743	15,005,483
Contributed surplus (Note 7 (c) and (d))	933,738	516,038
Share purchase warrants (Note 7 (d))	-	417,700
Accumulated deficit	(12,953,340)	(13,543,978)
TOTAL SHAREHOLDERS' EQUITY	2,987,141	2,395,243
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$7,299,308	$4,649,803
APPROVED BY THE DIRECTORS:
By: /s/ Abe Carmel Chairman of the Board	By: /s/ Josh Emanuel Director and CEO

See accompanying notes to the consolidated financial statements.
65 DATAWAVE SYSTEMS INC. Consolidated Statements of Operations and Accumulated Deficit (Expressed in United States Dollars)
	For the years ended March 31,
	2002	2001	2000
		(as restated - Note 3)	(as restated - Note 3)
REVENUES
Sales	$6,388,259	$1,138,291	$2,753,647
Net agency sales (Note 8)	6,902,742	5,680,677	4,204,802
	13,291,001	6,818,968	6,958,449
OPERATING COSTS AND EXPENSES
Cost of revenues	8,298,831	3,958,793	4,087,230
Shortfall charge (recovery) (Note 11)	-	-	(822,455)
General and administrative	1,921,871	1,640,387	1,570,645
Selling and marketing	1,050,438	352,192	508,982
Research and development	1,007,170	1,000,679	351,940
Depreciation and amortization	455,674	561,493	718,791
(Loss) gain on foreign exchange	(2,178)	61,960	65,084
	12,731,806	7,575,504	6,480,217
OPERATING INCOME (LOSS)	559,195	(756,536)	478,232
INTEREST INCOME	46,443	136,621	-
INTEREST EXPENSE	-	-	(54,618)
GAIN ON SETTLEMENTS WITH CREDITORS	-	-	2,566,450
NET INCOME (LOSS) FROM OPERATIONS, BEFORE INCOME TAXES	605,638	(619,915)	2,990,064
INCOME TAXES (Note 10)	15,000	13,380	133,934
NET INCOME (LOSS) FOR THE YEAR	590,638	(633,295)	2,856,130

ACCUMULATED DEFICIT, BEGINNING OF YEAR	(13,543,978)	(12,910,683)	(15,766,813)
ACCUMULATED DEFICIT, END OF YEAR	$(12,953,340)	$(13,543,978)	$(12,910,683)
INCOME (LOSS) PER COMMON SHARE	$0.013	$(0.014)	$0.083
DILUTED NET INCOME (LOSS) PER COMMON SHARE	$0.013	$(0.014)	$0.060

See accompanying notes to the consolidated financial statements.
67 DATAWAVE SYSTEMS INC. Consolidated Statements of Cash Flows (Expressed in United States Dollars)
	For the years ended March 31,
	2002	2001	2000
		(as restated - Note 3)	(as restated - Note 3)
OPERATING ACTIVITIES
Net income (loss) for the year	$590,638	$(633,295)	$2,856,130
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	455,674	561,493	718,791
Non-cash portion of interest expense	-	-	54,618
Gain on settlements with creditors	-	-	(2,566,450)
Net change in non-cash working capital items:
Inventories	(62,235)	26,434	(75,493)
Accounts receivable	366,622	466,367	(559,417)
Future income taxes	-	(79,000)	-
Prepaid expenses and deposits	(260,547)	(71,920)	(63,420)
Accounts payable and other accrued liabilities	(644,933)	111,513	(1,283,197)
Deferred revenue	(76,869)	-	-
Net cash provided by (used in) operating activities	368,350	381,592	(918,438)
INVESTING ACTIVITIES
Purchase of machinery and equipment	(325,993)	(364,604)	(102,588)
Acquisition of business, net of cash acquired (Note 4)	(593,762)	-	-
Net cash used in investing activities	(919,755)	(364,604)	(102,588)

FINANCING ACTIVITIES
Repayment of long-term debt	-	-	(54,618)
Issue of common shares	1,260	7,160	2,773,498
Net cash provided by financing activities	1,260	7,160	2,718,880
(DECREASE) INCREASE IN CASH	(550,145)	24,148	1,697,854
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,462,033	2,437,885	740,031
CASH AND CASH EQUIVALENTS, END OF YEAR	$1,911,888	$2,462,033	$2,437,885
SUPPLEMENTAL CASH FLOW INFORMATION
Interest income	$46,443	$ -	$ -
Income taxes paid	$ -	$96,461	$33,934

See accompanying notes to the consolidated financial statements.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

1. DESCRIPTION OF BUSINESS

DataWave Systems Inc. designs, develops, produces, owns and manages a proprietary, intelligent, automated direct merchandising network (the "DataWave System"). The Company uses the DataWave System to distribute prepaid calling cards. The DataWave System is comprised of DataWave Telecard Merchandisers ("DTMs"), which are free-standing "smart" machines capable of dispensing multiple prepaid product offerings, and over-the-counter "swipe" units ("OTCs") for point-of-sale prepaid retailing all of which are connected to the Company's proprietary server software and databases through a wireless and/or land line wide area network. In addition the Company sells prepaid calling cards on a wholesale basis to certain retail operators and other customers.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which in certain respects differ significantly from those of the United States. These differences are described in Note 14.

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated.

(b) Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, accounting for doubtful accounts, assessing the recoverability of long-lived assets, amortization, accruals for cost of time in excess of amounts billed by service providers, income and capital taxes and contingencies. Actual results could differ from those estimates.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Revenue and cost recognition

The Company's revenues are primarily generated from the resale of prepaid long distance telephone time, principally from the sale of prepaid calling cards. Sales of prepaid calling cards under third party brands where the Company is not the primary obligor of the related phone service, does not incur significant inventory risk and has no significant continuing obligation with respect to operation of the card subsequent to sale are recognized at the date of sale on a net basis. The resulting net agency revenue earned is calculated as the difference between the gross proceeds received and the cost of the related phone time. Sales of Company or custom branded cards where the Company incurs inventory risk and is an obligor to the retail or wholesale customer is deferred at the date of sale and recognized as the card is used or expires, unless they are "first use cards" where the full obligation to the phone service provider is fixed and determinable at the date of sale. Revenues from the latter cards are recognized at the date of sale as the Company's continued obligations effectively end on that date.

(d) Cash and cash equivalents

Cash and cash equivalents include cash deposited in the Company's vending equipment, cash on hand and highly liquid money market instruments with original terms to maturity of less than 90 days.

(e) Inventories

Inventories include prepaid preactivated calling cards and related cards and promotional supplies, which are valued at the lower of average cost and net realizable value. Component parts and supplies used in the assembly of machines and related work-in-progress are included in machinery and equipment.

(f) Research and development costs

Research costs are charged as an expense in the period in which they are incurred.

Development costs are deferred to the extent that their recovery can be reasonably regarded as assured. Revenue from testing of pre-production prototypes has been applied to reduce deferred development costs. Amortization of deferred development costs commences with commercial production of the related computerized vending machines and is charged as an expense using the straight line method over three years. During each of the years ended March 31, 2002, 2001 and 2000 no development costs met the criteria for deferral.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Machinery and equipment

Machinery and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of machinery and equipment as follows:

Computer equipment and software	30% declining balance
Office equipment	20% declining balance
Other machinery and equipment	30% declining balance
Vending, DTM and OTC equipment	3 years straight-line
Leasehold improvements	4 years straight-line

Parts, supplies and components are depreciated when they are put in use.

The Company periodically reviews long-lived assets, including machinery and equipment, to assess recoverability and records impairment losses when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

(h) Goodwill and other intangible assets

Effective July 1, 2001, the Company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to goodwill and other intangible assets. The new recommendations require that goodwill and intangible assets with indefinite lives no longer be amortized. Instead, these amounts will be subject to a fair value-based annual impairment assessment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Details of the effect of this new accounting standard on the business acquisition made during the year ended March 31, 2002 are described in Note 6.

(i) Foreign currency translation

The Company's functional currency is the U.S. dollar since it is the currency of the primary economic environment in which the company operates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Depreciation and amortization is translated at the same rate as the assets to which it relates. Revenues and expenses are translated at the average exchange rate in effect during the period. Foreign exchange gains and losses are included in the statement of operations in the period in which they occur. The assets, liabilities and results of operations of the Company's subsidiaries which operate in environments which use other than the U.S. dollar are translated into U.S. dollars using the temporal method on the basis that they are integrated with the operations of the Company.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Fair value of financial instruments

The Company estimates that the carrying values of its cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value at March 31, 2002 and 2001.

(k) Future Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax basis. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

(l) Stock-based compensation plans

The Company has stock-based compensation plans which are described more fully in Note 7. Stock options issued to senior management or members of the board of directors are not recorded as a compensation expense and any consideration paid by employees or board members upon the exercise of stock options is recorded as an increase to share capital.

(m) Earnings per share

Effective April 1, 2001, the Company has retroactively adopted the treasury stock method for the calculation of diluted earnings per share in accordance with a new accounting standard. The impact of this change in accounting policy on diluted earnings per share was not material for any of the years in the three-year period ended March 31, 2002.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

3. CHANGE IN ACCOUNTING POLICY

In December 2001 the Canadian Institute of Chartered Accountants issued "Emerging Issues Committee Release No. 123 entitled Reporting Revenue Gross as a Principal versus Net as an Agent" ("EIC 123") which is effective for fiscal years commencing on or after January 1, 2002. This release identifies certain relevant facts and circumstances that should be considered in determining whether a Company reports revenue on a gross or net basis. Management has reviewed these indicators and concluded that certain revenues from sales of prepaid phone cards under third party brands where the Company is not the primary obligor of the service and does not incur significant inventory risk may be more appropriately recorded on a net rather than gross basis. The Company has elected to early adopt this new accounting standard on a retroactive basis effective April 1, 2001 with the effect that revenues and cost of revenues were each decreased by $2,002,312, $2,633,359, and $2,876,005, respectively for the years ended March 31, 2002, 2001 and 2000.

This change in accounting policy had no effect on previously reported net income or loss or income (loss) per share for any prior year.

4. BUSINESS ACQUISITION

On July 13, 2001, the Company acquired for cash 100% of the issued and outstanding shares of AT&T PrePaid Card Company, a prepaid card business manufacturing and distributing prepaid long distance telephone cards. The acquisition has been accounted for using the purchase method and, accordingly, the consolidated financial statements include the operating results from the acquisition date. The purchase price was allocated to the assets and liabilities, based on their estimated fair value as of the acquisition date as follows:

Identifiable assets required
Current assets	$1,690,884
Capital assets	55,831
Other intangibles	592,000
Goodwill	1,721,200
Total assets	4,059,915
Liabilities assumed:
Accounts payable and accrued liabilities	1,916,182

Deferred revenue	863,226
Total liabilities	2,779,408
Total purchase price	1,280,507
Less cash acquired	686,745
Net cost of acquisition	$593,762

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

5. MACHINERY AND EQUIPMENT

	2002			2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value

Computer equipment and software	$620,009	$301,721	$318,288	$178,768
Office equipment	106,445	44,310	62,135	27,945
Other machinery and equipment	47,981	29,060	18,921	24,920
Parts, supplies, and components	504,604	-	504,604	593,333
Vending machines in assembly	43,732	-	43,732	67,636
Vending equipment	2,617,829	2,601,094	16,735	60,829
Leasehold improvements	43,058	39,418	3,640	14,474
	$3,983,658	$3,015,603	$968,055	$967,905

6. GOODWILL AND OTHER INTANGIBLE ASSETS

As of July 1, 2001, the Company adopted the new CICA Accounting Standard for "Goodwill and Other Intangible Assets." These standards require that all intangible assets acquired through a business combination after June 30, 2001 which are capable of being separately sold, transferred, licensed, rented or exchanged be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives are no longer subject to amortization, but are subject to at least an annual assessment for impairment by applying a fair value based test.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

6. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

Intangible assets comprise goodwill and customer lists acquired in the purchase of AT&T's Canadian prepaid card operations. The Company has performed an impairment test of its goodwill and determined that no impairment of the recorded goodwill existed. Therefore, no impairment loss was recorded during the year ended March 31, 2002. The customer list is amortized over 6 years, management's best estimate of its useful life, following the pattern in which the expected benefits will be consumed or otherwise used up. Although the Company may add customer names and other information to the list in the future, the expected benefits of the acquired customer list apply only to the customers on that list at the date of acquisition. The customer list is also reviewed for impairment by assessing whether the projected cash flows are sufficient to recover the unamortized costs of these assets on an annual basis. Details of the cost and net book value of goodwill and other intangible assets are as follows:

	2002			2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Goodwill	$1,721,200	$ -	$1,721,200	$ -
Customer lists	592,000	74,000	518,000	-
	$2,313,200	$74,000	$2,239,200	$ -

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

7. COMMON SHARES

(a) Authorized

100,000,000 common shares, no par value

(b) Issues

	Number of Common Shares	Amount
Balance at April 1, 1999	26,917,124	$9,936,946
Issues:
Private placement	7,166,667	2,300,000
Settlement of debt	10,000,000	2,500,000
On exercise of share purchase warrants	360,960	648,790
On exercise of stock options	944,333	128,625
Cancellation of escrow shares	(1,563,750)	(516,038)
Balance at March 31, 2000	43,825,334	14,998,323
Issues:
On exercise of stock options	54,000	7,160
Balance at March 31, 2001	43,879,334	15,005,483
Issues:
On exercise of stock options	10,000	1,260
Balance at March 31, 2002	43,889,334	$15,006,743

During the year ended March 31, 2000, the company issued 7,166,667 units to investors, for cash proceeds of $2,300,000 and 10,000,000 units to Atlantic Communications International, Ltd. ("ACI") in settlement of outstanding loans with Applied Telecommunications Tech Inc. ("ATTI"). Each unit consists of one common share of the Company and one share purchase warrant entitling the holder to acquire an additional share for a period of two years. The warrants were exercisable at prices between CDN$0.51 (US$0.35) and CDN$0.60 (US$0.40) and expired without exercise on April 16, 2001 and November 30, 2001.

(c) Escrow and pooling arrangements

As at March 31, 1999 there were 3,127,500 common shares held in escrow by the Company's registrar and transfer agent.

During the year ended March 31, 2000, 1,563,750 shares previously held in escrow by the Company's registrar and transfer agent were cancelled resulting in a credit to contributed surplus in the amount of $516,038, being the weighted average value of common shares on the date of cancellation. Another 1,563,750 shares previously held in escrow were released resulting in no shares being held in escrow at March 31, 2000, 2001 or 2002.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

7. COMMON SHARES (Continued)

(d) Share purchase warrants

As at March 31, 2002, all share purchase warrants to purchase common shares have expired. As at March 31, 2001, there were outstanding share purchase warrants to purchase an aggregate of 17,166,667 common shares. Each warrant entitled the holder to purchase common shares of the Company at prices between CDN$0.51 (US$0.35) and CDN$0.59 (US$0.40) per share and expired at various dates to November 30, 2001. The stated value of the expired share purchase warrants was reclassified to contributed surplus.

The changes in share purchase warrants were as follows:

	March 31, 2002		Weighted Average Exercise Price	March 31, 2001		Weighted Average Exercise Price	March 31, 2000		Weighted Average Exercise Price
Balance outstanding, beginning of year	17,166,667	CDN	$ 0.52	17,296,976	CDN	$0.53	1,522,603	CDN	$ 0.74
Activity during the year
Warrants granted	-		-	-		-	17,166,667		0.52
Warrants exercised	-		-	-		-	(360,960)		1.39
Warrants cancelled/ expired	(17,166,667)		0.52	(130,309)		1.14	(1,031,334)		0.46
Balance outstanding, end of year	-	CDN	$ -	17,166,667	CDN	$0.52	17,296,976	CDN	$ 0.53

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

7. COMMON SHARES (Continued)

(e) Share purchase options

Stock Option Plan

Under the terms of the Stock Option Plan (the "Plan"), the Board of Directors may grant stock options to employees, officers, directors and independent consultants of the Company and its subsidiaries for their contributions to the Company. This includes options granted prior to the implementation of the Plan which were deemed to be re-granted under the Plan. Options granted under the Plan are not transferable by an optionee, and each option is exercisable only by such optionee. The expiry date will be fixed by the Board of Directors but will be not later than the tenth anniversary of the award date and the exercise price of each option will be not less than 100% of the fair market value on the date of grant, and generally will be determined by reference to the market price for the shares of the Company for the ten trading days immediately preceding the day on which the TSX Venture Exchange receives the required notice that the Board granted the option. In no cases will an optionee be granted an option where the number of shares that may be purchased pursuant to the option exceed, when added to the number of shares available for purchase pursuant to options previously granted to the optionee which remain exercisable, 5% of the Company's issued and outstanding share capital as of the award date of the option being granted. On Plan initiation, approximately 5,370,000 common shares were reserved for issuance under the Plan and at March 31, 2002 approximately 441,000 were available for issuance.

The changes in stock options were as follows:

	Year ended March 31, 2002		Weighted Average Exercise Price	Year ended March 31, 2001		Weighted Average Exercise Price	Year ended March 31, 2000		Weighted Average Exercise Price

Balance outstanding, beginning of period	4,262,407	CDN	$0.40	3,103,083	CDN	$0.23	3,255,700	CDN	$0.42
Activity during the period
Options granted	1,433,500		0.28	1,436,223		0.62	2,623,050		0.32
Options exercised	(10,000)		0.20	(54,000)		0.20	(944,333)		0.20
Options cancelled/ expired	(756,848)		0.63	(222,899)		0.50	(1,831,334)		0.21
Balance outstanding, end of period	4,929,059	CDN	$0.32	4,262,407	CDN	$0.40	3,103,083	CDN	$0.23

During the fiscal year ended March 31, 2000, 3,145,700 previously granted share purchase options were repriced to CDN $0.20 per share and had their maturity date extended to April 4, 2004.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

7. COMMON SHARES (Continued)

(e) Share purchase options (continued)

As at March 31, 2002, the following stock options were outstanding:

Number of Shares	Number of shares based on vested and exercisable options	Exercise Price		Expiry Dates
2,448,833	2,387,333	CDN	$0.20 - 0.25	April 4, 2004 to July 31, 2005
1,459,500	198,335	CDN	0.27 - 0.30	April 4, 2004 to July 31, 2007
460,476	460,476	CDN	0.57	April 4, 2004
200,000	200,000	CDN	0.76	April 4, 2004
360,250	240,176	CDN	0.83	April 4, 2004
4,929,059	3,486,320

8. NET AGENCY SALES

As described in Note 3, during the fiscal year ended March 31, 2002 the Company changed its accounting policy to record sales of certain third party branded cards on a net basis calculated as the difference between the gross proceeds received and the cost of phone service time payable to the telecommunication service provider. Details of these gross proceeds and costs are as follows:

	Year ended March 31,
	2002	2001	2000
Gross proceeds received on agency sales	$8,905,054	$8,314,036	$7,080,807
Less cost of time	(2,002,312)	(2,633,359)	(2,876,005)
Net agency sales	$6,902,742	$5,680,677	$4,204,802

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

9. SEGMENTED GEOGRAPHIC INFORMATION

(a) Segmented information

The Company manufactures and operates prepaid calling card merchandising machines and re-sells long distance telephone time through prepaid and other calling cards distributed through its machines, at retail locations and on a wholesale basis to third parties. The Company considers its business to consist of one reportable operating segment, therefore these consolidated financial statements have not been segmented.

(b) Geographic information

The Company has long-lived assets and has earned revenue from sales to customers in the following geographic locations:

	Year ended March 31,
	2002		2001
	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets
United States	$7,968,047	$58,572	$6,818,968	$160,706
Canada	5,322,954	909,483	-	807,199

Long-lived assets consist of machinery and equipment. During the year ended March 31, 2000, revenue of $6,958,449 was earned from sales to customers in the United States.

10. INCOME TAXES

The components of income tax expense are as follows:

	Year ended March 31,
	2002	2001	2000
Current	$15,000	$92,380	$133,934
Future	-	(79,000)	-
	$15,000	$13,380	$133,934

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

10. INCOME TAXES (Continued)

The difference in income tax expense (recovery) due to differences between the Canadian statutory federal income tax rate and the Company's effective income tax rate applied to (loss) income before income taxes was as follows:

	Year ended March 31,
	2002	2001	2000
Combined basic Canadian federal and provincial tax rates	44.6%	45.4%	45.4%
Income taxes (recovery) based on above	$270,115	$(281,441)	$1,357,489
Tax benefit not recognized on current year losses	13,407	969,502	113,266
Benefit on application of loss carry-forwards and other tax assets not previously recognized	(227,714)	(567,775)	(1,124,087)
Lower rate on loss (income) of U.S. affiliates	(3,854)	(40,083)	(247,529)
Other	(36,954)	(66,823)	34,795
Income tax provision	$15,000	$13,380	$133,934

The approximate effects of each type of temporary difference that gives rise to the future tax assets are as follows:

	Year ended March 31,
	2002	2001	2000
Future income tax assets:
Operating losses carried forward	$2,793,755	$3,039,260	$2,420,070
Capital losses carried forward	130,905	129,461	194,192
Capital assets	417,381	716,794	555,752
Intangible assets	670,250	-	-
Other	15,845	30,044	(40,373)
Total future income tax assets	4,028,136	3,915,559	3,129,641
Valuation allowance for future income taxes	(3,949,136)	(3,836,559)	(3,129,641)
Net future income tax assets	$79,000	$79,000	$ -

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

10. INCOME TAXES (Continued)

Due to the uncertainty surrounding the realization of certain future income tax assets, the Company has provided a valuation allowance against future income tax assets. As at March 31, 2002, the Company and its subsidiaries have accumulated net operating losses and capital losses which they can apply against future earnings. The portion of the net operating losses and capital losses carried forward for tax purposes which has not been recognized in the financial statements amounts to approximately $6.2 million and $70,000, respectively. The net operating loss carryforwards commence to expire in 2002 and the capital loss carryforwards are available indefinitely.

11. TELECOMMUNICATIONS SERVICE AGREEMENTS

On January 30, 1998, the Company entered into certain non-exclusive telecommunications service agreements with AT&T Corp. (the "AT&T Agreements") which provide for, among other things, the purchase of long-distance telephone service from AT&T, the right to resell the service under AT&T's brand name and the joint marketing and promotion of branded AT&T prepaid cards and the DataWave System in the United States. Under the AT&T Agreements, the Company was obligated to purchase $5.25 million of long distance time each year over the two-year term of the agreement. If the Company did not purchase the minimum it incurred a shortfall charge consisting of cost of time not purchased. During the year ended March 31, 1999 the Company recorded a shortfall charge of $822,455.

On March 6, 2000, the Company entered into new agreements with AT&T Corp. (the "Revised AT&T Agreements") which supercedes the original AT&T Agreements. Under the Revised AT&T Agreements, the minimum purchase requirement is reduced to $3.5 million of long distance time each year over the two-year term of the agreement. In addition to the decrease in the minimum purchase requirement, the shortfall charge relating to prior periods was waived by AT&T Corp. As a result, the shortfall charge recorded in the year ended March 31, 1999 has been recorded as a recovery in the year ended March 31, 2000.

On March 6, 2001, the Company entered into new agreements with AT&T Corp. (the "Amended AT&T Agreements") which supercedes the Revised AT&T Agreements. Under the Amended AT&T Agreements, there no longer is a penalty for failure to meet minimum purchase commitment.

Termination or non-renewal of the Amended AT&T Agreements with AT&T or failure to meet the minimum annual purchase commitments could have a material adverse effect on the Company's business, financial condition and results of operations.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

12. COMMITMENTS AND CONTINGENCIES

(a) The Company has the following future minimum payments with respect to operating leases for office space, computer and office equipment:

2003	$225,850
2004	84,150
2005	225
$310,225

(b) On March 27, 2000 a third party filed a writ of summons in the Supreme Court of British Columbia claiming that the Company is obligated to pay an introduction fee in the amount of $1,200,000 in connection with services performed by the third party. The Company settled this matter in July 2001 for $55,000 and recorded this amount in general and administrative expenses.

13. FINANCIAL RISKS

(a) Credit risk

Accounts receivable includes $106,924 (2001 - $130,525) that is due from contractors who collect cash from and service the Company's DTM and other vending machines. Certain of these contractors are not bonded resulting in credit risk to the Company.

(b) Foreign exchange risk

The Company is exposed to foreign exchange risks due to its sales denominated in Canadian dollars (Note 9 (b)). These risks are partially offset by its purchases in Canadian dollars.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which, in these consolidated financial statements, differ in certain material respects with those in the United States (U.S. GAAP). The following is a reconciliation:

Consolidated Balance Sheets

	Year ended March 31,
	2002	2001
Total assets, Canadian GAAP	$7,299,308	$4,649,803
Effect of foreign currency translation adjustment
Goodwill and other intangible assets	(23,010)	-
Total assets, U.S. GAAP	$7,276,298	$4,649,803
Total liabilities, Canadian and U.S. GAAP	$4,312,167	$2,254,560
Shareholders' equity, Canadian GAAP	$2,987,141	$2,395,243
Effect of compensation cost recognized on release of shares from escrow (a)
Common shares and continued surplus	563,801	563,801
Accumulated deficit	(563,801)	(563,801)
Effect of compensation cost recognized on employee stock options repriced (b) (ii)
Additional paid in capital	(18,062)	18,062
Accumulated deficit	18,062	(18,062)
Effect of valuation of warrants issued in debt settlement (c)
Warrants issued	1,184,554	1,184,554
Accumulated deficit	(1,184,554)	(1,184,554)
Effect of compensation cost recognized on stock options granted to consultants (b) (iii)
Additional paid in capital	43,399	42,273
Accumulated deficit	(43,399)	(42,273)
Effect of foreign currency translation adjustment
Other comprehensive income (loss) (f)	(23,010)	-
Total shareholders' equity, U.S. GAAP	$2,964,131	$2,395,243

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Operations

	Years ended March 31,
	2002	2001	2000
Net income (loss) for the year, Canadian GAAP	$590,638	$(633,295)	$2,856,130
Compensation cost recognized on release of shares from escrow (a)	-	-	(563,801)
Additional stock-based compensation costs:
Employee (b) (ii)	18,062	(18,062)
Consultants (b) (iii)	(1,126)	(42,273)	-
Fair value of warrants issued in connection with shares for debt settlement (c)	-	-	(1,184,554)
Net income (loss) for the year, U.S. GAAP	607,574	(693,630)	1,107,775
Foreign currency translation adjustment (f)	(23,010)	-	-
Comprehensive income (loss), U.S. GAAP	$584,564	$(693,630)	$1,107,775
Continuity of accumulated other comprehensive income (loss):
Balance, beginning of year	$ -	$ -	$ -
Change in foreign currency translation adjustment (f)	23,010	-	-
	$23,010	$ -	$ -

Basic (loss) income per share, U.S. GAAP (a)	$0.014	$(0.016)	$0.035
Diluted income (loss) per share, U.S. GAAP (a)	$0.013	$(0.016)	$0.033
Weighted average common shares outstanding (a)	43,879,417	43,840,631	31,639,381

Consolidated Statements of Cash Flows

There are no material differences between Canadian and U.S. GAAP which affect the statements of cash flows.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES (Continued)

(a) Net earnings (loss) per share and compensation costs related to escrow share arrangements

Under Canadian GAAP in 2000, shares issued with escrow restrictions are recorded at their issue price and are not revalued upon release from escrow. Under U.S. GAAP, escrow shares which are released upon the Company meeting certain performance criteria are considered to be contingently issuable. These escrow shares are excluded from the weighted average shares calculation until such date that the shares are released from escrow. In accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, for recording the value of contingently issuable shares, under U.S. GAAP the Company would record compensation expense for the 1,563,750 shares released from escrow during the year ended March 31, 2000 based on the fair value of the shares on the date of their release.

(b) Stock-based compensation

(i) Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, issued in October 1995, requires the use of a fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the period. However, SFAS No. 123 allows the Company to continue to measure compensation cost in accordance with APB No. 25, which specifies the use of the intrinsic value method. Since stock options are granted at the quoted market value of the Company's common shares at the date of the grant, there is no compensation cost to be recognized by the Company under U.S. GAAP.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES (Continued)

(b) Stock-based compensation (continued)

(ii) In March 2000, the FASB issued FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of the Accounting Principles Board Opinion No. 25) (the "Interpretation"). Among other issues, this Interpretation clarifies (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination.

This Interpretation became effective July 1, 2000, but certain conclusions in the Interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000, but before the effective date of July 1, 2000. The effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. The Company has evaluated the effects of this new statement and determined that 3,145,700 previously granted employee stock options, which were repriced and had the maturity date extended during the year ended March 31, 2000, commenced being recorded as variable stock options on a prospective basis effective July 1, 2000. Under this accounting method, increases in the trading price of the Company's common stock over the exercise price of the related share purchase option are recorded as employee compensation expense, and decreases as recoveries. This resulted in additional employee compensation expense (benefit) of ($18,062) for the year ended March 31, 2002 and $18,062 for the year ended March 31, 2001.

(iii) In addition, 20,000 stock options granted to consultants resulted in compensation expense of $1,126 for the year ended March 31, 2002. The fair value of this compensation expense was determined using the Black-Scholes option pricing model assuming a risk free rate of interest of 5.5%, an expected volatility of 69% and an expected life of the option of between one and four years. In 2001, 280,000 options were granted to consultants, resulting in compensation expense of $42,237.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c) Warrants issued in connection with debt settlement

Under U.S. GAAP, the common share purchase warrants included as part of the 10,000,000 units in the capital of the Company which were issued to ACI as part of the debt settlement agreement described in Note 7 would be recognized at their fair value on issue date based on an option pricing methodology. Under Canadian GAAP these warrants were valued based on the aggregate value of the debt extinguished less the fair value of the common shares issued as part of the debt settlement. The fair value of the warrants for U.S. GAAP purposes was determined using a Black-Scholes valuation method with a volatility of 157% and a discount rate of 6.08%, resulting in a net adjustment of $1,184,554.

(d) Future income taxes

Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes, tax rates applied in the calculation of future income taxes are those rates that are passed into law. Under Canadian GAAP, substantially enacted rates are used. The Company has determined that the adoption of SFAS No.109 did not have a material effect on its consolidated financial statements.

(e) Foreign currency translation

Under Canadian GAAP the Company translates its Canadian subsidiaries into U.S. dollars using the temporal method on the basis that these subsidiaries are integrated with the U.S. operations. Translation gains and losses are included in operations for the year. Under U.S. GAAP foreign subsidiaries which operate in an economic environment where the principal currency is other than the U.S. dollar are translated into U.S. dollars using the current rate method. Gains and losses on translation are deferred as other comprehensive income in shareholders' equity until realized.

(f) Comprehensive income

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997. Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners). The Company's comprehensive income differs from net income applicable to common shareholders by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period which, during the year ended March 31, 2002, amounted to an additional loss of ($23,010) (2001 and 2000 - $Nil).

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(g) Recent pronouncements

(i) In July 2001, the FASB issued SFAS Nos. 141 and 142 ("SFAS 141" and "SFAS 142"), Business Combinations and Goodwill and Other Intangible Assets, which is substantially the same as the new Canadian accounting standard described in Note 6. SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company adopted SFAS 141 and 142 on a prospective basis as of July 1, 2001 with the effect as described in Note 6.

(ii) In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 will not have a material affect on its consolidated financial position or results of operations.

Item 18. Financial Statements

Not Applicable

Item 19. Exhibits

INDEX
Exhibit Number	Description
1.1	Certificate of Continuance, Articles of Continuance, Notice of Address and Notice of Directors and Officers (incorporated by reference from our Form 20-F Annual Report, filed on August 31, 2001)
1.2	Bylaws No. 1 (incorporated by reference from our Form 20-F Annual Report, filed on August 31, 2001)
4.1

Amendment Number Two To DataWave Purchase Agreement between AT&T Corp. and DataWave Systems Inc. effective March 6, 2001 (incorporated by reference from our Form 20-F Annual Report, filed on August 31, 2001)

4.2

Share Purchase Agreement between DataWave Systems Inc. AT&T Northern Ventures Ltd., DataWave Vending (Canada) Inc. and AT&T Prepaid Card Company dated June 25, 2001 (incorporated by reference from our Form 20-F Annual Report, filed on August 31, 2001)

4.3

Form of Indemnity Agreement, dated February 21, 2001, between DataWave Systems Inc. and each of the following individuals:

Joshua Emanuel
Abe Carmel
Bernard Pinsky
Marc Belsky
Larry Bouts
Tom Sikorski
John Gunn
David Knox
William J. Turner
Ronald A. Bozek

8.0	Subsidiaries
8.1	DataWave Vending (Canada) Inc., incorporated pursuant to the laws of British Columbia
8.2	DataWave Systems (U.S.) Inc., incorporated pursuant to the laws of Nevada
8.3	Phone Line International (PLI) Inc., incorporated pursuant to the laws of Canada
8.4	Cardxpress Vending, Inc., incorporated pursuant to the laws of Delawave

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 29th day of July, 2002.

DATAWAVE SYSTEMS INC.

Per:

/s/ Mark Belsky
Marc Belsky, Chief Financial Officer